    As filed with the Securities and Exchange Commission on November 24, 1999

                                File No. 70-____

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                -------------------------------------------------

                        FORM U-1 APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                -------------------------------------------------

                               DTE Energy Company
                               2000 Second Avenue
                             Detroit, MI 48226-1279

                -------------------------------------------------
                     (Name of company filing this statement
                   and address of principal executive offices)


                                       N/A
                -------------------------------------------------
                    (Name of top registered holding company)


                                 Susan M. Beale
                               DTE Energy Company
                               2000 Second Avenue
                             Detroit, MI 48226-1279
                               Tel. (313) 235-4000
                               Fax (313) 235-7098

                -------------------------------------------------
                     (Name and address of agent for service)

             The Commission is also requested to send copies of all
              notices, orders and communications in connection with
                              this Application to:

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Christopher C. Nern                                   Daniel L. Schiffer
Raymond O. Sturdy                                     Michael J. Way
DTE Energy Company                                    MCN Energy Group Inc.
2000 Second Avenue                                    500 Griswold Street
Detroit, MI 48226-1279                                Detroit, MI 48226
Tel. (313) 235-4000                                   Tel. (313) 256-5206
Fax (313) 235-8500                                    Fax (313) 965-0009

Arnold H. Quint                                       William S. Lamb
Laurence E. Skinner(1)                                Markian Melnyk
Ted J. Murphy                                         LeBoeuf, Lamb, Greene &
Hunton & Williams                                       MacRae, L.L.P.
1900 K Street, N.W.                                   125 West 55th Street
Washington, D.C. 20006                                New York, N.Y. 10019-5389
Tel. (202) 955-1500                                   Tel. (212) 424-8000
Fax (202) 778-2201                                    Fax (212) 424-8500

                 INTRODUCTION AND REQUEST FOR COMMISSION ACTION

         Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "Act"),(2) DTE Energy Company ("DTE"), which is an exempt intrastate holding company under Section 3(a)(1) of the Act, hereby requests that the Securities and Exchange Commission (the "Commission") authorize DTE's acquisition of all of the issued and outstanding common stock of MCN Energy Group Inc. ("MCN"), which is also an exempt intrastate holding company under Section 3(a)(1) of the Act (the "Merger"). DTE also requests an order under Section 3(a)(1) of the Act declaring it and each of its subsidiary companies exempt from all provisions of the Act, except Section 9(a)(2), following consummation of the Merger.

         The Merger will be governed by the terms of an Agreement and Plan of Merger dated as of October 4, 1999, and as amended on November 12, 1999 (the "Merger Agreement"), by and among DTE, DTE Enterprises, Inc., a Michigan corporation and a wholly-owned subsidiary of DTE ("Merger Sub"), and MCN. Under the terms of the Merger Agreement, MCN will be merged into Merger Sub with Merger Sub surviving as a wholly-owned subsidiary of DTE. The Merger Agreement is appended to this application as Exhibit B-1.

         MCN's board of directors unanimously approved the Merger on October 4, 1999, and DTE's board of directors approved the Merger, by a unanimous vote of all directors present, on


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(1)      Admitted in Virginia.
(2)      15 U.S.C. Section 79a et. seq. (1994).

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October 4, 1999.(3) MCN's shareholders will be asked to consider and to vote on a proposal to approve the Merger Agreement on December 20, 1999. DTE's shareholders will be asked to consider and to vote on a proposal to approve the issuance of DTE Common Stock in connection with the Merger on December 20, 1999. A registration statement on Form S-4, which includes a Joint Proxy/Prospectus (the "Registration Statement"), was filed with the Commission on October 15, 1999 and amended and declared effective on November 12, 1999.

         The Michigan Public Service Commission ("MPSC") does not have jurisdiction to review utility mergers. A letter from the MPSC confirming its lack of merger review authority, but endorsing the Merger and stating that the Merger will not adversely affect its ability to fulfill its regulatory responsibilities, will be mailed by the MPSC to the Commission concurrent with this filing.(4)

         In addition, the Merger is subject to the 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) (the "HSR Act"). On November 22, 1999, DTE and MCN each filed a pre-merger notification and report form for the Merger required pursuant to the HSR Act with the Department of Justice ("DOJ") and the Federal Trade Commission ("FTC").

         DTE is the parent holding company of The Detroit Edison Company ("Detroit Edison"), a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan. MCN is the parent holding company of Michigan Consolidated Gas Company ("MichCon"), a natural gas utility serving approximately 1.2 million customers in more than 500 communities throughout Michigan and Citizens Gas Fuel Company, a natural gas utility serving approximately 15,000 residential, commercial and industrial customers in and around Adrian, Michigan. MCN also owns a 47.5% interest in Southern Missouri Gas Company, L.P., a natural gas utility which serves approximately 7,000 residential, commercial, and industrial customers in southern Missouri.

         The Merger will create a fully integrated electric and natural gas company and a premier regional energy provider with operations spanning the energy value chain.

         For the Commission to approve the Merger, Section 10 of the Act requires the Commission to find that the Merger will tend towards the economical and efficient development of an integrated public-utility system and that state laws have been complied with. As is set forth in detail below, the Merger clearly satisfies these requirements. While Section 10 also permits

-----------------------------
(3) The two DTE directors who were unavailable on October 4, 1999 subsequently indicated their respective approval of the merger agreement, and the Merger, after reviewing all material information regarding the transaction.

(4) In addition, the Missouri Public Service Commission, which has jurisdiction over the rates of MCN's Southern Missouri Gas Company, L.P., subsidiary has no authority to review the Merger.

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the Commission to disapprove an acquisition if certain adverse circumstances would result, such as undue concentration of control or other harm to the public interest or the interests of investors or consumers, as is explained below, no such adverse circumstances are present here. Accordingly, DTE respectfully submits that the Merger satisfies all of the requirements of Section 10.

         In addition, DTE requests that the Commission allow it to retain its
Section 3(a)(1) exemption, and grant Merger Sub a Section 3(a)(1) exemption of its own, after the consummation of the Merger. To qualify for an exemption under
Section 3(a)(1), a holding company system must meet the specific intrastate requirements of the exemption and the Commission must not find that granting the exemption would be detrimental to the public interest or to the interests of investors or consumers. DTE submits that these criteria are clearly satisfied as well.

         Consequently, DTE requests expedited treatment of this application, so that the Merger may be consummated as rapidly as possible. DTE anticipates that the Commission's approval under Section 10 will be the final regulatory approval required prior to the completion of the Merger.

         Unless otherwise indicated, all financial information set forth herein is current as of September 30, 1999.

ITEM 1.        DESCRIPTION OF PROPOSED TRANSACTION

A.       DESCRIPTION OF THE PARTIES TO THE TRANSACTION

         1.    DTE

         DTE is a public utility holding company incorporated under the laws of the state of Michigan,(5) which is exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act and Rule 2.(6) Although DTE itself has no employees or operations of its own, it directly or indirectly holds the stock of its various subsidiaries that provide electric utility services and other energy-related products and services.

         The common stock of DTE, which is without par value ("DTE Common Stock"), is listed on the New York Stock Exchange (the "NYSE"). As of the close of business on November 5, 1999, there were 145,041,324 shares of DTE Common Stock issued and outstanding. For the nine months ended September 30, 1999, DTE's operating revenues on a consolidated basis were

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(5)      DTE was incorporated on January 26, 1995 pursuant to a corporate reorganization under which it became the holding company for Detroit Edison and various other subsidiaries, previously owned by Detroit Edison, effective January 1, 1996.

(6)      17 C.F.R. Section 250.2 (1998).

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approximately $3.6 billion, of which approximately $486 million were attributable to non-utility activities.(7) Total assets of DTE and its subsidiaries as of September 30, 1999 were approximately $12.3 billion, of which approximately $ 7.065 billion consisted of net electric plant and equipment. DTE's principal executive office is located at 2000 2nd Avenue, Detroit, Michigan, 48226-1279. As of December 31, 1998, Detroit Edison, DTE's principal operating subsidiary, had 8,482 employees while DTE's other subsidiaries had 299 employees. More detailed information concerning DTE and its subsidiaries is contained in DTE's Annual Report on Form 10-K for the year ended December 31, 1998, and in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, which are incorporated herein by reference as Exhibits G-1 and G-2 respectively.

                  A.       UTILITY SUBSIDIARIES

         Detroit Edison accounted for approximately 91% and 87% of DTE's assets and revenues, respectively, as of September 30, 1999.(8) Detroit Edison has been incorporated in Michigan since 1967, and its corporate predecessors have provided electric utility service in the state for a century. Detroit Edison is a Michigan public utility subject to general regulation by the MPSC regarding its conditions of service, rates and recovery of certain costs, accounting and various other matters and to regulation by the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act. In addition, the Nuclear Regulatory Commission ("NRC") has regulatory jurisdiction over all phases of the operation, construction (including plant modifications), licensing and decommissioning of Detroit Edison's Fermi 2 nuclear power plant. Detroit Edison is also subject to extensive state and federal environmental regulation.

         Detroit Edison is engaged in the generation, purchase, transmission, distribution and sale of electric energy in a 7,600 square-mile area in southeastern Michigan. Detroit Edison's service area includes about 13% of Michigan's total land area and about half of the state's population (approximately five million people). Detroit Edison's residential customers reside in urban and rural areas, including an extensive shoreline along the Great Lakes and connecting waters. Detroit Edison's service area is depicted on the map submitted as Exhibit E-1 (which shall be filed in paper under cover of) Form SE.

         Detroit Edison generally experiences its peak load and highest total system sales during the third quarter of the year as a result of air conditioning and cooling-related loads. During 1998, sales to automotive and automotive-related customers accounted for approximately 9% of

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(7)      By comparison, for the year ended December 31, 1998, DTE has consolidated operating revenues of $4.2 billion, approximately $319 million of which were attributable to non-utility activities.

(8) Specifically, for the twelve months ended September 30, 1999, Detroit Edison's operating revenues and net income available for common shares were approximately $4.032 billion and $ 448 million, respectively. As of September 30, 1999, Detroit Edison's assets were valued at $ 11.191 billion.

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total Detroit Edison operating revenues. Detroit Edison's 30 largest industrial customers accounted for approximately 17% of total operating revenues in 1998, 1997 and 1996, but no one customer accounted for more than 3% of total operating revenues.

         As reported in DTE's Annual Report on Form 10-K for the year ended December 31, 1998, during 1998, 75.5% of Detroit Edison's net system output came from fossil-fueled plants, 12.2% from the Fermi 2 nuclear plant and 12.3% from power purchased from other sources such, as cogeneration facilities and other small power producers. As of December 31, 1998, Detroit Edison had a summer net rated capability of approximately 10,200 MW.

         Detroit Edison's electric generating plants are interconnected by a transmission system operating at up to 345 kilovolts through 35 transmission stations. As of December 31, 1998, electric energy was being distributed in Detroit Edison's service area through 610 substations over 3,658 distribution circuits.

         Detroit Edison and Consumers Energy Company ("Consumers") are parties to an Electric Coordination Agreement providing for emergency assistance, coordination of operations and planning for bulk power supply, with energy interchanged at nine interconnections. Detroit Edison and Consumers also have interchange agreements to exchange electric energy through interconnections with First Energy, Indiana Michigan Power Company, Northern Indiana Public Service Company and Ontario Hydro. In addition, Detroit Edison has interchange agreements for the exchange of electric energy with Michigan South Central Power Agency, Rouge Steel Company and the City of Wyandotte.

                  B.       NON-UTILITY SUBSIDIARIES

         DTE and Detroit Edison are engaged in numerous non-utility businesses, as well as certain other utility businesses that are not jurisdictional under the Act, through various subsidiaries.

         Midwest Energy Resources Company, a Michigan corporation, is a wholly-owned subsidiary of Detroit Edison and is engaged in operating a coal-transshipment facility in Superior, Wisconsin.

         The Edison Illuminating Company of Detroit, a Michigan corporation, is a wholly-owned subsidiary of Detroit Edison and holds real estate.

         St. Clair Energy Corporation, a Michigan corporation, is a wholly-owned subsidiary of Detroit Edison and is engaged in fuel procurement.

         DTE Energy Resources, Inc.("DTE ER"), formerly DE Energy Services, Inc., a Michigan corporation, is a DTE subsidiary and is engaged in energy services and landfill gas projects.

         DTE Energy Trading, Inc.("DTE Energy Trading"), formerly Huron Energy Services, Inc., a Michigan corporation, is a wholly-owned subsidiary of DTE ER and is engaged in wholesale and retail energy marketing.

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         DTE Engineering Services, Inc. ("DTE Engineering Services"), formerly
UTS Systems, Inc., a Michigan corporation, is a wholly-owned subsidiary of DTE Energy Solutions, Inc. and is engaged in professional engineering services.

         DTE Energy Marketing, Inc. ("DTE EM"), a Michigan corporation, is a wholly-owned subsidiary of DTE ER and is engaged in equity investment.

         DTE Biomass Energy, Inc. ("DTE Biomass"), formerly Biomass Energy Systems, Inc., a Michigan corporation, is a wholly-owned subsidiary of DTE ER and is engaged in landfill gas projects.

         RES Power, Inc., Sonoma Energy Systems, Riverview Gas Producers, Inc., DTE Arbor Gas Producers, Inc., Plainville Gas Producers, Inc., Belleville Gas Producers, Inc., Escambia Gas Producers, Inc., Fayetteville Gas Producers, L.L.C., Lycoming Gas Producers, Inc., Roxana Gas Producers, Inc., Orlando Gas Producers, Inc., Adrian Gas Producers, L.L.C., Crimson Gas Producers, L.L.C., Birmingham Gas Producers, L.L.C., Montgomery Gas Producers, L.L.C., Oklahoma Gas Producers, L.L.C., Phoenix Gas Producers, L.L.C., and Wake Gas Producers, L.L.C. are all Michigan corporations, are all wholly-owned subsidiaries of DTE Biomass and are all engaged in landfill gas projects.

         DTE Energy Services, Inc. ("DTE ES"), formerly Edison Energy Services, Inc., a Michigan corporation, is a wholly-owned subsidiary of DTE ER and is engaged in energy services activities.

         PCI Enterprises Company, a Michigan corporation, is a wholly-owned subsidiary of DTE ES and operates a pulverized coal facility.

         EES Coke Battery Company, Inc., a Michigan corporation, is a wholly-owned subsidiary of DTE ES and operates a coke battery facility.

         DTE Indiana Harbor, L.L.C. ("Indiana Harbor"), a Delaware corporation, is 75% owned by DTE ES and 25% owned by DTE ES Holdings, Inc. and is itself a holding company.

         DTE BH Holdings, Inc. ("DTE BH"), a Delaware corporation, is a wholly-owned subsidiary of DTE ES and is a holding company.

         Burns Harbor Coke Energy Company, Inc. ("Burns Harbor"), a Delaware corporation, is a wholly-owned subsidiary of DTE BH and is a holding company.

         DTE Burns Harbor, L.L.C. ("DTE Burns Harbor"), a Delaware corporation, is 88% owned by Burns Harbor and 12% owned by DTE BH, and operates a coke battery facility.

         DTE Coal Services, Inc. ("DTE Coal"), a Michigan corporation, is a wholly-owned subsidiary of DTE ER and is engaged in selling and transporting coal to third parties.

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         DTE Rail Services, Inc. ("DTE Rail"), formerly DTE CS Rail Services,
Inc., a Michigan Corporation, is a wholly-owned subsidiary of DTE Coal and is engaged in rail car repair and maintenance.

          DTE Transportation Services, Inc. ("DTE Transportation"), a Michigan corporation, is a wholly-owned subsidiary of DTE Rail and is engaged in rail shipment management and logistics, short line railroad management, rail car trading and brokering, and rail car leasing.

         DTE Capital Corporation ("DTE Capital"), a Michigan corporation, is a wholly-owned subsidiary of DTE and provides financial services for DTE's non-utility subsidiaries.

         Syndeco Realty Corporation, a Michigan corporation, is a wholly-owned subsidiary of DTE and is engaged in real estate projects.

         Edison Development Corporation ("EDC"), a Michigan corporation, is a wholly-owned subsidiary of DTE and is engaged in business development.

         EdVenture Capital Corp. a Michigan Corporation, is a wholly-owned subsidiary of EDC and is engaged in equity investment.

         Wolverine Energy Services, Inc. ("Wolverine"), a Michigan corporation, is a wholly-owned subsidiary of DTE and is a holding company.

         DTE Edison America Catalog Sales, Inc. ("Catalog"), a Michigan corporation, is a wholly-owned subsidiary of Wolverine and is engaged in a multi-state retail catalog business for energy related products.

         DTE Edison America, Inc. ("Edison America"), a Michigan corporation, is a wholly-owned subsidiary of Wolverine and is engaged in energy and energy related products.

         DTE Energy Solutions, Inc. ("Solutions"), a Michigan corporation, is a wholly-owned subsidiary of Wolverine and is engaged in system based energy related products and services.

         DTE Energy Technologies, Inc. ("Technologies"), a Michigan corporation, is a wholly-owned subsidiary of Wolverine and is engaged in energy solutions for industrial, commercial and small businesses.

         2.       MCN

         MCN is an integrated energy holding company primarily involved in natural gas production, gathering, processing, transmission, storage and distribution, electric power generation and energy marketing. MCN is organized under the laws of the state of Michigan and claims its exemption from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) under
Section 3(a)(1) of the Act pursuant to Rule 2. Through its subsidiaries,

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MCN operates the largest natural gas distribution and intrastate transmission system in Michigan and provides natural gas service in the state. It also has extensive diversified energy holdings through various subsidiaries, including interests in a number of electric generating facilities.

         The common stock of MCN par value $0.01 per share ("MCN Common Stock"), is listed on the NYSE. As of the close of business on November 5, 1999 there were 85,655,381 shares of MCN Common Stock issued and outstanding. For the twelve months ended September 30, 1999, MCN's operating revenues on a consolidated basis were approximately $2.3 billion, of which approximately $1.1 billion were attributable to utility activities. Consolidated assets of MCN and its subsidiaries as of September 30, 1999 were more than $4.0 billion, of which approximately $1.5 billion consisted of net gas utility plant and equipment. MCN's principal executive office is located at 500 Griswold Street, Detroit, Michigan, 48226. As of December 31, 1998, MichCon, had 2,724 employees while MCN itself and the other MCN subsidiaries had 262 employees. More detailed information concerning MCN and its subsidiaries is contained in MCN's Current Report on Form 8-K, dated October 15, 1999, and its quarterly report on Form 10-Q for the quarter ended September 30, 1999, which are incorporated herein by reference as Exhibits G-3 and G-4 respectively.

                  A.       UTILITY SUBSIDIARIES

         MCN's regulated utility operations are operated by its Gas Distribution business segment and consist of three natural gas utility subsidiaries. MichCon is MCN's principal utility subsidiary. A natural gas distribution and transmission company serving approximately 1.2 million customers in more than 500 communities throughout Michigan, MichCon owns integrated distribution, transmission, production and storage properties and facilities. As of December 31, 1998, MichCon's distribution system included 16,722 miles of distribution mains, 1,083,607 service lines and 1,202,722 active meters. It owns 2,604 miles of transmission and production lines that deliver natural gas to the distribution districts and interconnect its storage fields with the sources of supply and the market areas. MichCon's compressor facilities related to transmission and production, have a total rated capacity of 28,500 horsepower and 2,285 horsepower, respectively. Properties relating to four underground natural gas storage fields with an aggregate working gas storage capacity of approximately 124 Bcf consist principally of 297 gas storage wells (61 of which are observation wells), approximately 105 miles of field lines, dehydration plants and compressor facilities with a total rated capacity of 69,000 horsepower.

         MichCon's rates are regulated by the MPSC. It is also subject to the requirements of various other regulatory agencies with respect to safety, the environment and health. For the twelve months ended September 30, 1999, MichCon's operating revenues and income were approximately $1.1 billion and $109 million, respectively. As of September 30, 1999, MichCon's assets were valued at $2.2 billion.

         Citizens Gas Fuel Company ("Citizens") is a public utility engaged in the distribution of natural gas, also in Michigan. Citizens' was organized in 1951 and, with its predecessors, has been in business for more than 140 years. Citizens serves approximately 15,000 residential, commercial and industrial customers in and around Adrian, Michigan. Citizens' principal

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executive offices are located at 127 N. Main Street, Adrian, Michigan 48921.
Citizens conducts all of its business in the state of Michigan and its rates are set by the Adrian Gas Rate Commission. Other various phases of its operations are subject to the jurisdiction of the MPSC.

         For the twelve months ended September 30, 1999, Citizens' operating revenues and income were approximately $16.2 million and $1.7 million, respectively. As of September 30, 1999, Citizens' assets were valued at $23.3 million.

         MCN owns a 46.5% limited partnership interest, and a 1.0% general partnership interest in, Southern Missouri Gas Company, L.P. ("SMGC") which is a public utility engaged in the distribution of natural gas. SMGC was organized in 1996 and with its predecessors, has been in business since 1995. SMGC serves approximately 7,000 residential, commercial, and industrial customers in southern Missouri. The principal executive offices of SMGC are located at 301 East 17th Street, Mountain Grove, Missouri 65711. SMGC conducts all of its business in the state of Missouri. Its rates and other various phases of its operations are subject to the jurisdiction of the Missouri Public Service Commission.

         For the twelve months ended September 30, 1999, SMGC's operating revenues were approximately $5.7 million and its net losses were approximately $2.4 million. As of September 30, 1999, SMGC's assets were valued at $49.1 million.
                  B.       NON-UTILITY SUBSIDIARIES

         MCN is engaged in numerous non-utility businesses, as well as certain other regulated businesses that are not jurisdictional under the Act. These operations are operated primarily through MCN's Diversified Energy group and consist of the following segments: Pipelines and Processing, with gathering, processing and transmission facilities near areas of rapid reserve development and growing consumer markets; Electric Power, with investments in electric generation facilities in operation and under construction having a combined 2,986 MW of gross capacity as of December 31, 1998; and Energy Marketing with total gas sales and exchange gas delivery markets of 465.7 Bcf for 1998, with rights to 67 Bcf of storage capacity. Diversified Energy also has investments in Exploration and Production properties with 1.2 Tcf/e of proved gas and oil reserves as of December 31, 1998. MCN has sold substantially all of its E&P properties in the Western and Mid-continent/Gulf Coast regions and expects to sell its Appalachian E&P properties by mid-2000.

         MCN Energy Enterprises Inc. ("MCNEE") is a wholly-owned subsidiary of MCN and serves as the holding company for MCN's various diversified energy subsidiaries. MCNEE, through its subsidiaries and joint ventures, provides gathering, processing and transmission services, invests in electric generation and distribution facilities, engages in energy marketing activities, storage services, engages in gas and oil exploration, development and production, and is involved in other energy-related businesses.

         MCNEE's wholly-owned subsidiaries include MCNIC Pipeline & Processing Company ("MCNIC Pipeline"), which is engaged in pipeline and processing projects through subsidiaries

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and partnerships. Major subsidiaries of MCNIC Pipeline include: MCNIC Offshore
Pipeline & Processing Company, which holds a 33% interest in the Blue Dolphin Pipeline System; MCNIC East Coast Pipeline Company, which holds a 16% interest in the 292 mile Portland Natural Gas Transmission System Project; MCNIC Jonah Pipeline Company which holds a 35% partnership interest in Jonah Gas Gathering Company; MCNIC Gulf Coast Gathering Corporation, which holds a 1% general partnership interest in Copano Pipeline & Processing Group, L.P.; MCNIC Gulf Coast Limited, Inc., which holds a 49% limited partnership interest in Copano Pipeline & Processing Group, L.P., and a 90% limited partnership interest in Copano Field Services/Upper Gulf Coast, L.P., Copano Pipelines/Upper Gulf Coast, L.P., and Copano Energy Service/Upper Gulf Coast, L.P.; MCNIC Mobile Bay Gathering Company, which holds a 34.5% interest in Dauphin Island Gathering Partners; and MCNIC Mobile Bay Processing L.L.C. ("Mobile Bay Processing") which holds a 29% interest in Mobile Bay Processing Partners; MCNIC Millennium Company, which was formed to hold a limited partnership interest in the Millenium Pipeline Company, a Delaware limited partnership which will construct, own and operate the Millennium Pipeline Project; and MCNIC Vector Company, which was formed to hold a limited partnership interest in Vector Pipeline, L.P., a Delaware Limited Partnership, which will construct, own and operate the Vector Pipeline Project.

         MCNIC Pipeline owns 100% of the stock on MCNIC General Methanol Company, which holds a 1% general partnership interest in Lyondell Methanol Co. L.P., a partnership that owns a methanol production plant in Texas, and 100% of the stock of MCNIC Methanol Holdings company which holds a 24% limited partnership in Lyondell Methanol Co. L.P.

         MCNIC CSG Pipeline Company, a wholly-owned subsidiary of MCNIC Pipeline, owns a 50% partnership interest in Cardinal States Gathering, a partnership that owns a gathering system that gathers and transports coalbed methane in Appalachia.

         MCNIC Pipeline owns 100% of MCNIC Michigan Holdings, Inc., a holding company for Bagley Processing Company (47% general partnership interest), Warner Treating Limited Liability Company (95% interest), Terra-Westside Processing Company (85% interest), and Thunder Bay Pipeline Company, L.L.C. (95% interest) which all own carbon dioxide processing plants.

         Crown Asphalt Ridge, L.L.C., 75% owned by MCNIC Pipeline, owns an asphalt manufacturing plant. Crown Asphalt Distribution, L.L.C., which is 50% owned by MCNIC Pipeline, owns and operates asphalt distribution facilities.

         MCNIC Pipeline owns a 43% interest in the KCI Compression Company, L.P., which provides natural gas compression service.

         MCNIC Rodeo Gathering, Inc., a wholly-owned subsidiary of MCNIC Pipeline, owns a 25% interest in Keyes Helium Company, L.L.C., which processes and sells helium.

         MCNIC Pipeline also holds 100% of the interest in six plants designed to recover particles of coal that are a waste by-product of coal mining and process those particles into coal

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

briquettes for sale. An agreement to sell four of the six coal fine plants to DTE in an arms' length transaction was reached in November 1999.

         MCN Power Company ("MCN Power"), formerly known as MCNIC Power Company, another wholly-owned subsidiary of MCNEE, was formed to participate in domestic and international power generation related opportunities through its wholly-owned subsidiaries. Its major subsidiaries are listed below.

         CDC Ada, Inc., a wholly-owned subsidiary of MCN Power, is a 49% limited partner in Ada Cogeneration Limited Partnership, which owns and operates a 30 megawatt (MW) natural gas-fueled cogeneration facility in western Michigan. MCNIC Ada GP, Inc., a wholly-owned subsidiary of MCN Power, holds a 1% general partnership interest in the Ada Cogeneration Limited Partnership.

         Ludington Cogeneration Company, a wholly-owned subsidiary of MCN Power, is a 1% general partner in Michigan Power Limited Partnership, which built and operates a 123 MW natural gas-fueled cogeneration plant in western Michigan. Ludington Cogeneration Holdings, Ltd., a wholly-owned subsidiary of MCN Power, is a 49% limited partner in the Michigan Power Limited Partnership.

         Summit Computing, Inc., a Delaware corporation and a wholly-owned subsidiary of MCN Power, holds a 99% limited partnership interest in Source Midland Limited Partnership. Source Midland Limited Partnership has an 23.1% general partnership interest in the Midland Cogeneration Venture Limited Partnership, that leases and operates the nation's largest cogeneration facility. Source Cogeneration Company, a Delaware corporation, holds a 1% general partnership interest in Source Midland Limited Partnership.

         MCNIC Mobile Bay Power Co., a wholly-owned subsidiary of MCN Power, held a 29% interest in Mobile Bay Energy, L.L.C. ("Mobile Bay Energy"), which owns a 40 MW generation facility in Alabama. MCNIC Mobile Bay Power Co.'s interest was assigned to Mobile Bay Processing. Mobile Bay Energy was recently consolidated into Mobile Bay Processing Partners.

         MCNIC Person GP, Inc., a wholly-owned subsidiary of MCN Power, was formed to hold a 94% general partnership interest in Cobisa-Person Limited Partnership, a Delaware limited partnership which was created to build, own and operate a 140 MW power plant in Albuquerque, New Mexico which is currently in construction. MCN Power owns a 1% limited partnership interest in Cobisa-Person Limited Partnership.

         MCNIC Carson Corporation, a wholly-owned subsidiary of MCN Power, has a 33 1/3% interest in a 42 MW gas-fired cogeneration plant in Carson, California.

         Through MCN International Corporation, its wholly-owned subsidiary, MCNEE holds its international projects, including a 75% interest in Bhote Koshi Power Company, a partnership that is constructing a 36 MW plant in Nepal. A 40% interest in Torrent Power Limited, a joint venture that holds minority interests in electric distribution and power generation facilities in Gujarat, India, was sold in August 1999.

         MCNIC Gas Storage Company ("MCNIC Gas Storage"), another wholly-owned subsidiary of MCNEE, engages in the storage of natural gas. South Romeo Gas Storage Company, a Michigan partnership in which MCNIC Gas Storage has a 50% interest, owns the Washington 28 Gas Storage Field, a 10 Bcf storage field in southeastern Michigan which provides storage services to MCNEE's Energy Marketing and Electric Power operations. South Romeo Gas Storage Company holds a 33% interest in South Romeo Gas Storage Corporation.

         W-10 Holdings, Inc., a wholly-owned subsidiary of MCNIC Gas Storage, holds a 50% interest in Washington 10 Storage Partnership, a partnership that developed and leased the Washington 10 Storage Field, a 42 Bcf storage field in southeastern Michigan.

         The Orchards Golf Limited Partnership, a Michigan partnership in which MCNIC Gas Storage has a 50% interest, developed, owns and operates a residential community and golf course on 520 acres of land above the South Romeo gas storage field in southeastern Michigan.

         MCNIC Oil & Gas Company ("MOG"), a wholly-owned subsidiary of MCNEE, is engaged in natural gas and oil exploration, development and production, primarily in the Midwest and Appalachia. MCN has sold its E&P properties in the Western and Mid-Continent/Gulf regions and expects to sell its Appalachian properties by mid-2000. The following companies are wholly-owned, direct subsidiaries of MOG: Appalachia Acquisition Properties, Inc.; Elmira Antrim Company; GeoTrend Exploration, Inc.; Green Oak Development Company; Green River Antrim Company; Otsego Exploration Company, L.L.C.; MCNIC Enhanced Production, Inc. (which has a 75% interest in Otsego EOR, L.L.C.); MCNIC Oil & Gas Mid-continent, Inc.; MCNIC Oil & Gas Properties, Inc.(which holds a 50% in SEM, a joint venture established to buy and sell E&P Properties); MCNIC Reid Holdings, Inc.; MCNIC West Coast Company; Warner Antrim Company; MCNIC Oil & Gas CV Company; Michigan Acquisition Properties, Inc.; and Pageant Corporation.

         MCN's non-regulated energy marketing activities are directed by CoEnergy Trading Company ("CTC"), a wholly-owned subsidiary of MCNEE. CTC is engaged in the purchase and sale of natural gas to large-volume gas users and gas and electric utilities in Michigan, the Midwest, the eastern United States and Canada. CTC holds a 50% interest in U.S. CoEnergy Services, a Wisconsin general partnership; a 50% interest in Torch CoEnergy, L.L.C., a Delaware Limited Liability Company, and a 50% interest in the Michigan Gas Exchange, L.L.C., a Michigan limited liability company. Wholly-owned subsidiaries of CTC are CoEnergy Development Company and SEMCO Energy Services, Inc.

         CoEnergy Supply Company, is a wholly-owned subsidiary of MCNEE, which engages in the purchase and sale of natural gas.

         MCN is the 1% general partner in MCN Michigan Limited Partnership, a Michigan limited partnership. MCN Michigan, Limited Partnership., exists for the sole purpose of issuing its limited partnership interests in the form of preferred securities and investing the gross proceeds thereof in MCN debt securities. MCN is also the sole owner of a number of Delaware Business Trusts, which were created for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

         MichCon Holdings is the holding company for MichCon and MichCon Enterprises, Inc. ("MichCon Enterprises"), a non-regulated affiliate. MichCon Enterprises is the holding company for MichCon Home Services Company ("MichCon Home Services") and MichCon Fuels Services Company ("MichCon Fuels Services"). MichCon Home Services is engaged in heating, ventilation and air conditioning activities. MichCon Fuel Services markets natural gas as a vehicular fuel and markets natural gas to residential and commercial customers through transportation pilot programs in Michigan.

         In addition to being an operating utility, MichCon is also the holding company for various subsidiaries, including MichCon Development Corporation which, through its various partnership arrangements, owns and manages Harbortown, a residential and small commercial development located along the Detroit River in Detroit, Michigan; Blue Lake Holdings, Inc., which holds a 25% interest in Blue Lake Gas Storage Company, a partnership that owns and operates a 46 Bcf natural gas storage field, and MichCon Pipeline Company ("MichCon Pipeline.")

         MichCon Pipeline is engaged in pipeline and gathering projects in Michigan through various subsidiaries. MichCon Gathering Company owns and operates the Antrim Expansion Pipeline. Saginaw Bay Pipeline Company is the 66% general partner in Saginaw Bay Area Limited Partnership, a partnership that operates a 126-mile pipeline which transports natural gas and natural gas liquids from reserves in east-central Michigan to natural gas processing plants in northern Michigan. Saginaw Bay Lateral Company is the 46% general partner in a partnership, the Saginaw Bay Lateral Limited Partnership, which owns and operates lateral pipelines interconnecting with the 126-mile pipeline previously described. Westside Pipeline Company invests in various pipeline and gathering assets in Michigan. Thunder Bay Gathering Company acquired a pipeline in December 1997, consisting of 44 miles of gathering lines situated in Alpena and Alcona Counties in northeast Michigan. MichCon Lateral Company was formed in 1997 to own, operate and construct natural gas pipelines and gathering systems in Michigan.

         Huron Pipeline Company, another wholly-owned subsidiary of MichCon, was formed in 1996 to acquire an ownership interest in the ANR Link Pipeline, which transports natural gas to Canada through a pipeline owned by Niagara Gas Transmission Limited, a subsidiary of the Consumers Gas Co. Ltd., and owns 100% of Huron Gas Services Company, which was formed in 1996 and markets pipeline transportation services.

         MichCon holds a 31% interest in Kalkaska Gas Storage Limited Partnership, which holds a 53.5% general partnership interest in the Cold Springs Gas Storage Limited Partnership in Kalkaska County, Michigan.

         3.       MERGER SUB

         Merger Sub is a direct, wholly-owned subsidiary of DTE, organized under the laws of the state of Michigan, for the purpose of merging with MCN. Merger Sub is not currently engaged in any business operations. After the consummation of the Merger, Merger Sub will carry on MCN's businesses as a holding company exempt under Section 3(a)(1). The mailing address for Merger Sub is the same as that for DTE.

B.       DESCRIPTION OF THE MERGER

         1.       REASONS FOR THE MERGER

         The merger of DTE and MCN will create a fully integrated electric and natural gas company with a strong regional energy infrastructure and competitive operations spanning the energy value chain. By combining DTE's experience in power plant operations, coal management and marketing with MCN's experience in natural gas purchasing, transportation, storage and marketing, the combined company will be positioned to market coal, gas, and electricity in the region and to compete more effectively in the development of new power plants and distributed generation. DTE and MCN believe this will generate significant opportunities to deliver greater value to shareholders. The DTE board of directors and the MCN board of directors each considered a number of factors in deciding to adopt the merger agreement and recommend it to their shareholders. The material factors considered are those set forth below:

         In reaching their decision, the DTE board of directors and the MCN board of directors considered the complementary nature of the businesses of DTE and MCN in terms of their commercial strengths and the ability to combine these strengths to pursue more effectively growth and expansion opportunities available in the region spanning the corridor from the Great Lakes to the northeast area of the United States. The area from the Great Lakes to the northeast area of the United States generates a substantial portion of the nation's energy consumption, and has a high concentration of large industrial customers. This geographic area is playing an increasingly important role as a gas pricing and transportation hub, and is central to the growing west-to-east coal, gas and electric flows. The merger will combine in one enterprise DTE's position as a leading regional coal marketer and MCN's participation in pipelines and gas reserves in the regional gas corridor and will allow the combined company to offer attractive energy supply options to large customers, and develop as a major regional multi-fuel and power marketer. The DTE board of directors and the MCN board of directors also believe that DTE's existing interconnections to the Canadian and Midwest electricity systems create an ability to sell electricity to eastern locations through Ontario and to mid-western locations, which have relatively low capacity, through Michigan's southern interconnections. These existing electricity interconnections make the combined company well-positioned to build a regional marketing business that complements DTE's and MCN's existing coal, electricity and gas marketing businesses.

         Other positive factors considered by the DTE board of directors and the MCN board of directors include: (1) the new enterprise's ability to provide expanded product offerings to its customers, and an enhanced ability to develop onsite energy facilities and services for business customers; (2) the terms and conditions of the merger agreement, including the fixed exchange ratio and the lack of any conditions to the merger considered likely to impede or delay successful completion; (3) the expectation that the merger will generally be a tax-free exchange to shareholders of MCN who exchange all their shares of MCN Common Stock solely for shares of DTE Common Stock in the merger and that no gain or loss will be recognized by DTE or MCN for U.S. federal income tax purposes; (4) the combined companies' improved ability to compete against integrated gas and electric companies; and (5) the current environment in the electric and gas industries and the advantage to each company of proceeding with a transaction now which offers an opportunity to generate value for shareholders.

         Each company's board of directors also considered certain countervailing factors in their respective deliberations concerning the merger including (1) the fact that the exchange ratio will not be adjusted even if the two companies' share prices diverge in the period prior to completion of the merger and (2) the possibility of encountering difficulties in integrating the operations of DTE and MCN and in achieving cost savings to the extent currently estimated or in the time currently contemplated.

         2.       MERGER AGREEMENT

         The Merger Agreement provides that, as soon as practicable following the satisfaction or waiver of the conditions to each party's obligation to consummate the Merger, MCN will be merged with and into Merger Sub, the separate corporate existence of MCN will cease, and Merger Sub will continue as the surviving corporation in the merger, operating as a wholly-owned subsidiary of DTE.

         As is described in detail in the Merger Agreement, each share of MCN Common Stock, including the associated right to purchase Series A Junior Participating Preferred Stock, outstanding prior to the merger will be converted into the right to receive either $28.50 in cash or .775 shares of DTE Common Stock, which had a closing price of $37 per share on October 4, 1999, the last trading day prior to the announcement of the merger, subject to allocation and proration procedures that ensure that the aggregate number of shares of MCN common stock that will be converted into cash and DTE common stock will be equal to 55% and 45%, respectively, of the total number of shares of MCN common stock outstanding immediately prior to the merger. MCN Common Stock shareholders will become DTE shareholders, and DTE will become the sole holder of all of the outstanding common stock of MCN.

         3.       BACKGROUND AND NEGOTIATIONS LEADING TO THE MERGER

         In recent years, the management of each of DTE and MCN has periodically reviewed its company's competitive position in the electric and gas utility industry, industry trends and strategic initiatives to seek to improve its competitive position.

         In this context, and after several meetings between Warburg Dillon Read LLC and DTE's senior management team and after several presentations by Warburg Dillon Read to the DTE board of directors regarding possible strategic opportunities, DTE engaged Warburg Dillon Read in late 1998 as its financial advisor for a possible combination with MCN.

         In the fall of 1998 and continuing into early 1999, Mr. Anthony Earley, Jr., Chairman and Chief Executive Officer of DTE, and Mr. Alfred R. Glancy III, Chairman and Chief Executive Officer of MCN, had several discussions initiated by Mr. Earley with respect to a combination of DTE and MCN. In March 1999, Mr. Earley, on behalf of the DTE board of directors, sent a letter to Mr. Glancy expressing DTE's belief that a business combination of DTE and MCN could be beneficial to both of the companies and their respective shareholders, and to indicate that, based on a review of MCN's public documents and subject to a due diligence review of MCN, DTE believed that it could offer MCN's shareholders a substantial premium over MCN's then-current stock price. After considering the DTE proposal and determining that it was in the best interests of MCN's shareholders for MCN to pursue its business plan as an independent company, Mr. Glancy, on behalf of the MCN board of directors, declined Mr. Earley's offer to engage in further discussions.

         On June 22, 1999, the DTE board of directors met and received presentations from Warburg Dillon Read, McKinsey and Company and Goldman, Sachs & Co. on recent developments and opportunities in the electric utility industry. Members of DTE's senior management also presented their views on various potential business acquisitions, including an acquisition of MCN.

         On July 28, 1999, the MCN board of directors approved a significantly revised strategic direction for MCN, the key aspects of which included a regional rather than North American focus and an emphasis on achieving operational efficiencies and growth through integration of existing businesses. The MCN board of directors requested that Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch"), assist it with a review and analysis of MCN's strategic alternatives.

         On July 28, 1999, at a regular meeting of the DTE board of directors, the DTE board of directors authorized management to pursue a negotiated acquisition of MCN.

         In August 1999, at the request of Mr. Earley, Mr. Earley and Mr. Larry
G. Garberding, Chief Financial Officer of DTE, met with Mr. Glancy and Mr. Howard L. Dow III, Chief Financial Officer of MCN, to discuss a transaction between DTE and MCN. At this meeting, Mr. Earley proposed that DTE and MCN pursue a transaction at a price of $27.00 per MCN share subject to adjustment based on further information from MCN. Mr. Glancy said he would discuss the proposal with the MCN board of directors.

         On August 24, 1999, the MCN board of directors met and Merrill Lynch reviewed with it recent developments in the gas utility industry. Merrill Lynch also reviewed with the MCN board of directors preliminary observations with regard to the range of values that MCN might reasonably expect to realize in an acquisition or business combination transaction. At that meeting, MCN authorized management to work with Merrill Lynch in connection with a potential transaction with DTE. At this meeting, the MCN board of directors also reviewed the DTE proposal.

         Later in August 1999, Mr. Earley met with Mr. Glancy to consider further the financial terms of a merger and shortly thereafter, Mr. Earley reported to the DTE board of directors on the progress of discussions with MCN. On August 30, 1999, the parties entered into a customary form of confidentiality agreement. In early September 1999, after MCN provided preliminary information to DTE, Mr. Earley and Mr. Glancy had several conversations to discuss further the financial terms of the proposed transaction between the companies. These discussions focused on price, an exclusive negotiating arrangement and whether the consideration to be paid to MCN shareholders would be in cash or in shares of DTE Common Stock. On September 7, 1999, the MCN board of directors met and was briefed on the discussions between the parties and authorized further discussions.

         Thereafter, in September 1999, Mr. Earley and Mr. Glancy discussed a price of $28.50 per share of MCN Common Stock, subject to DTE's due diligence review of MCN, and an informal understanding was reached that MCN would inform DTE prior to engaging in negotiations with a third party. The parties commenced their respective due diligence investigations of each other and the senior executives of DTE and MCN, along with outside financial advisors, began to meet to discuss the possible combination of the two companies. These discussions focused on the mutual due diligence, allocation of management responsibilities and regulatory issues. The parties' senior managements also discussed the immediate sale of MCN's coal fines properties and other assets to DTE and the potential financial impact of MCN severance agreements and the acceleration of certain MCN employee benefits. On September 16, 1999 and September 22, 1999, the DTE board of directors and the MCN board of directors, respectively, were briefed on the discussions between the parties; at its meeting, the DTE board of directors also reviewed relevant financial and legal considerations.

         In late September, Mr. Earley and Mr. Glancy met to discuss allocation of management responsibility and discussed the terms under which Mr. Glancy would be willing to enter into a consulting arrangement with DTE to ensure his availability after the completion of the proposed transaction. In addition, the companies' respective legal advisors engaged in extensive meetings and negotiations in New York to establish the terms of the transaction; among the principal issues discussed were matters relating to preserving the status of the proposed transaction as a reorganization under the Internal Revenue Code, termination of the merger agreement and the fees that would be payable in the event of termination, and conditions to the parties' respective obligations to consummate the merger.

         On September 29, 1999, Mr. Earley met with Mr. Glancy and agreed that, subject to final resolution of certain unresolved matters, the consideration to be received by MCN shareholders would consist of cash and stock, and that the terms of the merger agreement would permit MCN shareholders to elect to receive $28.50 in cash or a fraction of a share of DTE Common Stock. On October 3, 1999, Mr. Earley and Mr. Glancy met with their respective financial advisors and agreed that MCN shareholders would be able to elect to receive 0.775 shares of DTE Common Stock in lieu of $28.50 in cash, subject to allocation and proration mechanisms and tax adjustments necessary to preserve the status of the merger as a reorganization under the Internal Revenue Code.

         On October 4, 1999, the DTE board of directors met to consider and to approve the terms of the merger agreement. Members of DTE management and representatives of Warburg Dillon Read and Sullivan & Cromwell, special counsel to DTE, updated the DTE board of directors on developments since its September 16, 1999, meeting. Sullivan & Cromwell reviewed the fiduciary obligations of the DTE board of directors and described the definitive documentation and its effect. Warburg Dillon Read made a financial presentation and delivered its opinion to the effect that, based upon and subject to the considerations set forth in such opinion, as of October 4, 1999, the consideration to be paid to MCN shareholders in the merger was fair, from a financial point of view, to DTE. After further discussion and deliberation, the DTE board of directors adopted the merger agreement, the merger and the transactions contemplated thereby, and resolved to recommend that DTE shareholders vote to approve the issuance of shares of DTE Common Stock in the merger.

         On October 4, 1999, the MCN board of directors met to consider the proposed merger. Members of MCN's senior management and representatives of Merrill Lynch and Wachtell, Lipton, Rosen & Katz, special counsel to MCN, made presentations to the MCN board of directors and discussed with the MCN board of directors their views and analyses of various business, financial, legal and regulatory aspects of the proposed transaction, including a review of the terms and conditions of the definitive agreements. In addition the MCN board of directors received a presentation from a nuclear consulting firm regarding DTE's nuclear plants. Wachtell, Lipton reviewed the fiduciary obligations of the MCN board of directors and described the definitive documentation and its effect. Merrill Lynch orally delivered its fairness opinion, which was subsequently confirmed in writing, to the MCN board of directors to the effect that, as of such date, the merger consideration to be received by MCN shareholders in the merger was fair, from a financial point of view, to MCN shareholders. The non-management directors met in an executive session at which the directors were given an opportunity to ask questions and discuss their views of the transaction and discussed management's interests in the merger. After further discussion and deliberation, the full MCN board of directors reconvened and discussed the presentations received from management, MCN's financial advisor and its legal counsel. The MCN board of directors also discussed the potential sale of MCN's coal fines properties to DTE. The MCN board of directors authorized management to negotiate definitive documentation containing arms-length terms, including those set forth in the merger agreement, relating to the sale of the coal fines properties independent of the merger transaction. The MCN board of directors then adopted by unanimous vote the merger agreement and authorized its execution and resolved to recommend that MCN shareholders vote to approve the merger agreement and the other related transactions.

C.       MANAGEMENT AND OPERATIONS OF THE COMPANY FOLLOWING THE MERGER

         Upon completion of the Merger, Merger Sub will become a subsidiary of DTE, which will own all of the issued and outstanding common stock of Merger Sub. Merger Sub will own and operate the existing subsidiaries of MCN, i.e., MichCon, MCNIC, et. al. Following the Merger, the officers, directors, corporate charter and bylaws of MCN immediately before the merger will become the officers, directors, corporate charter and bylaws of Merger Sub, the surviving corporation. DTE's principal corporate and executive offices will not change as a result of the Merger.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         The fees, commissions and expenses to be paid or incurred, directly or indirectly, by both DTE and MCN, in connection with the Merger, including registration of securities of DTE under the Securities Act of 1933, and other related matters, are estimated as follows:



Filing fee for DTE's Registration Statement
         on Form S-4 ........................................................   $   219,969

HSR filing fee ..............................................................   $    90,000

Accountants' fees ...........................................................   $   850,000

Shareholder communication (including prospectus
         printing and distribution)  ........................................   $ 1,800,000

Exchanging, printing, and engraving of stock certificates ...................   $   235,000

Investment bankers' fees and expenses .......................................   $20,250,000

Legal fees and expenses (including regulatory and antitrust)  ...............   $ 7,500,000

Miscellaneous (including consultants) .......................................   $   460,000

TOTAL (estimated) ...........................................................   $31,404,969

         DTE believes that the foregoing fees are reasonable and consistent with fees the Commission has approved in prior cases involving utility combinations of similar size and complexity.(9)

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

 A.  STATEMENT OF APPLICABLE PROVISIONS


-------------------------
  (9) See infra, n. 32.

         DTE believes that all or portions of Sections 9(a)(2), 10, 11 and 3(a)(1) of the Act are directly or indirectly applicable to the proposed Merger.

         Under Section 9(a)(2), it is unlawful, without the Commission's approval, under the standards of Section 10, for any person to acquire, directly or indirectly, the securities of a public utility company, if that person will, by virtue of the acquisition, become an affiliate of that public utility and any other public utility or holding company. The term "affiliate" for this purpose means any person that directly or indirectly owns, controls, or holds with power to vote, five percent or more of the outstanding voting securities of the specified company.

         DTE currently owns the securities of, and is therefore an affiliate of, Detroit Edison, a public utility company. As a result of the Merger, DTE will acquire, indirectly through its ownership of Merger Sub, more than five percent of the securities of three additional public utility companies, MichCon, Citizens, and SMGC, and will thus become an affiliate of all three. Consequently, the Merger requires Commission approval under the standards of
Section 10.

         Following the Merger, DTE believes, for the reasons set forth below, that it will qualify for the intrastate exemption under Section 3(a)(1) of the Act, and requests an order granting such exemption. Under Section 3(a)(1), the Commission shall exempt from registration, by rule or order, any holding company if that holding company, and each material public utility subsidiary company from which the holding company derives any material part of its income, are predominantly intrastate in character, and carry on their business in the state in which they are organized, unless and except insofar as the Commission finds the exemption detrimental to the public interest or the interest of investors or consumers. DTE requests that Merger Sub also be granted an exemption under
Section 3(a)(1) of the Act.

B.       THE STANDARDS OF SECTION 10

          The statutory standards to be considered by the Commission in evaluating the Merger are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

         1.       SECTION 10(B)

          Under Section 10(b) of the Act, the Commission shall approve the Merger unless it finds that:

         (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

         (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with the acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

         (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

         For the reasons set forth below, none of the factors identified above should be of concern in this case and the Commission should approve the Merger as being consistent with Section 10.

                  A. DETRIMENTAL "INTERLOCKING RELATIONS" OR "CONCENTRATION OF CONTROL"

         The Merger will not result in detrimental interlocking relations or concentration of control. There are currently no common director(s) of the DTE and MCN and following consummation of the Merger there will be an increase in the number of common directors and may be an increase in the number of common officers of DTE and MCN.(10) These interlocking relationships will, however, only serve to help integrate the DTE and MCN, and their respective utility systems. Such management interlocks are characteristic of virtually every merger transaction subject to Section 9(a)(2).(11) The interlocking relationships established by the Merger will be of the kind routinely approved by the Commission in the past and will not be detrimental to interests of consumers, investors or the public. They will not be the types of relationships historically targeted by Section 10(b)(1), which was aimed at preventing business combinations that bore no relation to operating efficiencies.(12)

         The Merger will also not result in a concentration of control detrimental to the interest of shareholders or consumers. Section 10(b)(1) is intended to prevent combinations that would result in "huge, complex and irrational systems" and to avoid an "excess of concentration and



-----------------------------------
(10) Specifically, it is contemplated that Mr. Alfred R.Glancy, currently the Chairman and Chief Executive Officer of MCN, and two other MCN directors will join the DTE board after the consummation of the Merger. DTE, MCN and their respective utility subsidiaries currently have no common officers but may appoint them in the future.

(11) See, e.g., Northeast Utilities, HCAR No. 25221 (Dec. 21, 1990), as modified, HCAR No. 25273 (March 15, 1991), aff'd sub nom., City of Holyoke
v. SEC, 972 F.2d 358 (D.C. Cir. 1992)("interlocking relationships are necessary to integrate [the two merging entities].")

(12) See Section 1(b)(4) of the Act (finding that the public interest and interests of consumers are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties . . . .")

bigness" while still allowing beneficial combinations to take place.(13) Although DTE and MCN are both sizable companies the Merger will nevertheless create a company that is comparable to, or smaller than, the regional and national energy market participants DTE will compete with. The Commission has approved combinations resulting in companies larger than DTE will be after the Merger,(14)and is currently considering, or will soon receive, applications to create much larger holding companies.15 Indeed, given the widespread expectation that gas and electric companies will continue to converge and combine, the post-Merger DTE will not be counted among the largest utility companies.
Most trade press articles that describe the Merger depict it as a combination of companies with complementary businesses that will emerge from the Merger better able to compete in regional energy markets, but there is clearly no concern in the industry that the post-merger DTE will be in a position to dominate those markets.(16)

The following table compares the post-merger DTE, on an asset and revenue basis, with some of its likely competitors.


                  COMPANY                 TOTAL ASSETS                    TOTAL REVENUES FOR
                                            9/30/99                       NINE MONTH PERIOD
                                                                           ENDING 9/30/99
                                       (all figures in millions)
DTE Energy Company (Pro                   $18,327                              $5,362
Forma)
CMS Energy Corporation                    $14,594                              $4,379
American Electric Power                   $20,438                              $5,251
Company
Public Service Enterprise Group           $18,590                              $4,837
Incorporated

         Moreover, although the Merger will not be subject to FERC or MPSC review it will be scrutinized by the DOJ or the FTC in connection with DTE's and MCN's HSR Act filings. In prior cases, the Commission has indicated that it will "watchfully defer" to market power determinations made by the federal antitrust agencies, state commissions and FERC.(17) There is no reason for the Commission to give the reviewing federal antitrust agency less deference in this case simply because FERC and the MPSC do not have jurisdiction to review the Merger. The Commission has previously approved mergers that were not subject to direct FERC or state regulatory review without conducting a hearing of its own.(18)



--------------------------
(13)     American Electric Power Co., HCAR No. 20633 (July 21, 1978).

(14) After the Merger, DTE will have total assets of approximately $18.3 billion. By contrast, the Commission has previously allowed the Entergy Corporation to acquire Gulf State Utilities, leaving Entergy with $21 billion worth of assets (in 1993), Entergy Corp., HCAR No. 25952 (Dec. 17, 1993). The Commission also approved the Southern Company's acquisition of Savannah Electric and Power Company, leaving Southern with almost $20 billion worth of assets (in
1988), The Southern Company, HCAR No. 24579 (Feb. 12, 1988). Of course, both Entergy and Southern are even larger today.

(15) For example, on September 23, 1999, Unicom Corporation and PECO Energy Company announced plans to merge. The new holding company would have a total market value of $31.8 billion and total annual revenues of $12.4 billion. By contrast, DTE and MCN had combined revenues of $6.252 billion for the year ending December 31, 1998.

(16) See, e.g., Howard Buskirk, DTE, MCN Converge to Create Biggest Michigan Utility, THE ENERGY DAILY, Oct. 6, 1999.

(17) See, e.g., Sempra Energy, HCAR No.26890 (June 26, 1998); citing City of Holyoke v. SEC, 972 F.2d at 363 (affirming "watchful deference" policy.)

(18)     See TUC Holding Co. et. al., HCAR No. 26749 (Aug. 1, 1997).

         FERC has previously found that Detroit Edison does not possess market power in any of the electric energy generation markets in which it competes, and that it cannot exercise transmission market power(19) because it has filed an open access transmission tariff pursuant to FERC Order No. 888 and its progeny.(20) FERC has also signaled in numerous cases, including a case involving a DTE subsidiary,(21) that it retains the ability to prevent electric utility entities that are affiliated with entities that own and operate natural gas distribution facilities from abusing their control over such facilities.(22) It follows that FERC will have ample authority to ensure that DTE will not be able to use its control over MichCon's distribution system to unfairly advantage Detroit Edison or other DTE electric generation subsidiaries. More importantly, gas-fired generation projects in Michigan have available a wide range of gas supply alternatives other than MCN.

         The Merger has also been endorsed by the MPSC, which has concluded that it will not adversely affect its ability to protect consumers, or impede the development of gas or electric retail competition, in the state of Michigan.(23) The MPSC will have all of the authority necessary to regulate DTE's distribution of electricity and gas at retail in the state.

         Consequently, there is no reason for the Commission to depart from its established policy of watchful deference in this case. Once the federal antitrust agencies have completed their review and determined that the Merger will not lead to a detrimental concentration of control there will be no need for the Commission to conduct a concentration analysis of its own.(24)


--------------------------
(19)   Detroit Edison Co., 77 FERC Para. 61,279 (1996).

(20) Promoting Wholesale Competition Through Open Access Non-Discriminatory Transmission Services by Public Utilities and Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, 61 Fed. Reg. 21,540 (1996), FERC Stats. & Regs. Para. 31,036 (1996) (Order No. 888), order on reh'g, Order No. 888-A, 62 Fed. Reg. 12,274 (1997), FERC Stats. & Regs. Para. 31,048 (1997),
order on reh'g, Order No. 888-B, 62 Fed. Reg. 64,688, 81 FERC Para. 61,248
(1997), order on reh'g, Order No. 888-C, 82 FERC Para. 61,046 (1998), appeal docketed, Transmission Access Policy Study Group, et al. v. FERC, Nos. 97-1715 et al.(D.C. Cir.).

(21)   DTE Edison America, Inc., 84 FERC Para. 61,028 (1998).

(22) DTE Edison America, Inc., 84 FERC at 61,128 (warning that FERC would strip DTE Edison America of its authority to make market-based sales if it or any of its affiliates "deny, delay or require unreasonable terms, conditions or rates for natural gas service to a potential electric competitor of DTE Edison
America in bulk power markets . . . .")

(23) See, the MPSC's letter, to be submitted concurrent with this application/declaration.

(24) The Commission has adopted this approach in other cases involving non-FERC jurisdictional mergers. See, e.g., NIPSCO Industries, Inc., at HCAR No. 26975 (Feb. 10, 1999) (concluding that there was no basis for an adverse Section 10(b)(1) finding even though there was no FERC review of the acquisition.)

         Indeed, the Merger will provide important competitive benefits. By expanding its customer base, entering into gas markets, and acquiring the expertise and experience of MCN in gas markets, DTE will be better positioned to compete with other integrated regional and national energy companies, thus enhancing competition in already increasingly competitive energy markets. The Merger will enable the post-Merger DTE to provide its customers with an expanded range of energy choices, while producing economies of scope and integration that will benefit consumers and investors. These are the kinds of benefits which the Commission has found to outweigh concerns about concentration of control in previous cases.(25)

         For all of the foregoing reasons, DTE believes that the Merger will not result in a concentration of control detrimental to the public interest.

                  B.       FAIRNESS OF CONSIDERATION

         Section 10(b)(2) dictates the Commission shall approve the Merger unless it finds that the consideration paid by DTE to the shareholders of MCN is not reasonable or does not bear a fair relation to the earning capacity of the utility assets underlying the MCN shares. In its determination as to whether or not consideration for an acquisition meets the fair and reasonable test of
Section 10(b)(2), the Commission has considered whether the price was decided as the result of arm's-length negotiations(26) and whether each party's board of directors has approved the purchase price.(27) The Commission also considers the opinions of investment bankers(28) and the earnings, dividends, and book and market value of the shares of the company to be acquired.(29)

         Upon consummation of the Merger, MCN Common Stock shareholders will receive either $28.50 in cash or .775 shares of DTE Common Stock. The aggregate value of the consideration to be issued upon consummation of the Merger is expected to be approximately $2.4 billion.

         The consideration to be paid by DTE was the result of extensive and vigorous arm's-length negotiations between the management and financial and legal advisors of DTE and MCN. The boards of directors of each of DTE and MCN approved the Merger in separate meetings held on October 4,1999.

         In addition, nationally-recognized investment banking firms for each of DTE and MCN have reviewed extensive information concerning the companies and analyzed the consideration


--------------------------
(25)   American Electric Power Co., HCAR No. 20663 (July 21, 1978).

(26)   American Natural Gas Co., HCAR No. 15620 (Dec. 12, 1966).

(27)   Consolidated Natural Gas Co., HCAR No. 25040 (Feb. 14, 1990).

(28)   Id.

(29)   In re: Northeast Utilities, HCAR No. 15448 (April 13, 1966).

to be paid using several valuation methodologies. In connection with the approval of the Merger Agreement, (i) DTE's board of directors considered the opinion of its financial advisor, Warburg Dillon Read, to the effect that the consideration to be paid by DTE upon consummation of the Merger is fair to DTE from a financial point of view, and (ii) MCN's board of directors considered the opinion of its financial advisor, Merrill Lynch, to the effect that the consideration to be received by MCN common shareholders in connection with the Merger is fair to such holders from a financial point of view. Each financial advisor reaffirmed its conclusion on November 12, 1999. Copies of their respective fairness opinions are attached hereto as Exhibits H-1 and H-2, respectively, and are incorporated herein by reference.(30)

                  1.       OPINION OF DTE'S FINANCIAL ADVISOR

         In connection with rendering its opinions, Warburg Dillon Read considered a variety of valuation methods. Warburg Dillon Read considered the valuation of MCN both as a consolidated entity and as the summation of distinct segments. The following discussion summarizes the material valuation methods considered by Warburg Dillon Read. Certain numbers in the following discussion may not add due to rounding.

         The consolidated entity valuation consists of a comparable company trading analysis and a comparable acquisition analysis for MCN.

         COMPARABLE COMPANY TRADING ANALYSIS: Using publicly available information, Warburg Dillon Read compared multiples of certain financial criteria for MCN to multiples based upon market trading values at the time for certain other companies which, in Warburg Dillon Read's judgment, were generally comparable to MCN for the purpose of this analysis. The factors considered in selecting companies for comparison included size, geographic location, financial condition and scope of business operations. The companies used in the comparison were Columbia Energy Group, National Fuel Gas Company, CMS Energy Corporation, Consolidated Natural Gas Company and Questar Corporation.

         In evaluating the current market value of MCN common stock, Warburg Dillon Read determined ranges of multiples for selected measures of financial performance for the comparable companies, including the market value of outstanding common stock as a multiple of:

- Net income per share of common stock for the latest 12-month period, and estimated net income per share of common stock for the current and the following fiscal years as projected


--------------------------
(30) Both financial advisors reached their decisions solely on the basis of information provided them by DTE and MCN, which they did not attempt to independently verify. The conclusions reached in both fairness opinions are subject to a number of disclaimers, as noted in the DTE's Registration Statement (Exhibit C-1).

     by I/B/E/S, a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts on companies of interest to investors; and

-    Book value of common equity for the most recently available fiscal quarter.

         In addition, Warburg Dillon Read determined ranges of multiples for selected measures of financial performance for the comparable companies, including the adjusted market value of MCN (defined as the market value of outstanding common stock plus total debt, preferred and minority interests, less cash and equivalents) as a multiple of:

- Operating income, or earnings before interest and taxes ("EBIT"), for the latest 12-month period; and

- Operating cash flow, or earnings before interest, taxes, depreciation and amortization ("EBITDA"), for the latest 12-month period.

         Warburg Dillon Read then applied such multiples to the corresponding data for MCN. This analysis produced a range of values per share for MCN. The results are summarized in the following table, which shows the range of valuations produced for each of the measures of MCN's financial performance:

--------------------------------------------------------------------------------------------------------------
MEASURE OF FINANCIAL PERFORMANCE                          COMPARABLE              LOW END         HIGH END
--------------------------------                       COMPANY MULTIPLES          OF RANGE        OF RANGE
                                                       -----------------          --------        --------
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Latest 12 Months Earnings Per Share                      15.0x - 20.0x             $19.20          $25.60
--------------------------------------------------------------------------------------------------------------
1999 Estimated Earnings Per Share                        14.0x - 16.0x             $16.80          $19.20
--------------------------------------------------------------------------------------------------------------
2000 Estimated Earnings Per Share                        12.5x - 14.5x             $19.25          $22.33
--------------------------------------------------------------------------------------------------------------
Book Value of Equity                                      1.6x - 2.5x              $17.90          $27.97
--------------------------------------------------------------------------------------------------------------
Latest Twelve Months EBIT                                12.5x - 15.0x             $16.41          $24.01
--------------------------------------------------------------------------------------------------------------
Latest Twelve Months EBITDA                               7.0x - 9.0x              $13.17          $23.11
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Mean Value                                                                         $17.12          $23.70
--------------------------------------------------------------------------------------------------------------
Median Value                                                                       $17.35          $23.56
--------------------------------------------------------------------------------------------------------------

         As shown above, this analysis produced values of $17.12 to $23.70 per share for MCN. MCN's closing price of $17.69 on October 4, 1999, was near the low end of this range.

         Warburg Dillon Read then added to the trading value of MCN the value of certain cost synergies as estimated by the management of DTE using a discounted cash flow analysis. With respect to the estimates of cost synergies, Warburg Dillon Read assumed that such estimates were reasonably prepared upon bases reflecting the best available estimates and judgments of the management of DTE. Utilizing these estimates of cost synergies, Warburg Dillon Read discounted to present value, under assumed discount rates ranging from 6.65% to 7.65%, the after-tax cash flows to shareholders from cost synergies through the year 2010. Present values were derived both with and without a terminal value, which was determined based on the midpoint of the multiple range of EBITDA of 7.0x to 9.0x, or 8.0x, based on the comparable company trading analysis. The implied value per share of cost synergies based upon this analysis was $3.59 to $7.29.

         Combining the present value of cost synergies with the trading value of MCN provided a value range of $20.71 to $30.99 per share of MCN common stock.

         COMPARABLE NATURAL GAS COMPANY ACQUISITION ANALYSIS: Warburg Dillon Read reviewed comparable transactions involving acquisitions of regulated natural gas companies or holding companies for regulated natural gas companies. Two sets of comparable transactions were selected. The first set, involving seven comparable transactions, was selected based on size and included only those companies with equity valued in excess of $1 billion.

         The first set of comparable transactions included the following proposed transactions:

-    Wisconsin Energy Corporation and Wicor Inc.;
-    NiSource Inc. and Columbia Energy Group;
-    El Paso Energy Corporation and Sonat Inc.;
-    Southern Union Company and Southwest Gas Corporation;
-    Dominion Resources, Inc. and Consolidated Natural Gas Company;
-    Duke Power Company and PanEnergy Corporation; and
-    Houston Industries Inc. and NorAm Energy Corporation

         The second set of comparable transactions included an additional seventeen transactions over the last four years. This set of comparables was reviewed because it includes the acquisition of regulated natural gas companies by much larger acquirors which is analogous to DTE's acquisition of MCN.

         Warburg Dillon Read calculated the equity consideration to be received by the second company's shareholders for each of the comparable transactions as a multiple of various measures of financial performance for that company including:

- Net income per share of common stock for the latest 12-month period as of the date of each respective transaction announcement, and projected net income per share of common stock for the then current and the following fiscal years as projected by I/B/E/S; and

- Book value of common equity for the most recently available fiscal quarter prior to each respective transaction announcement.

         In addition, Warburg Dillon Read determined ranges of multiples for selected measures of financial performance for the comparable companies, including the adjusted market value as a multiple of:

-    Operating income, or EBIT, for the latest 12-month period; and

-    Operating cash flow, or EBITDA, for the latest 12-month period.

     Warburg Dillon Read then applied such multiples to the corresponding data for MCN. This analysis produced a range of values per share for MCN. The results are summarized in the following table, which shows the range of valuations produced for each of the measures of MCN's financial performance:

-----------------------------------------------------------------------------------------------------------------
MEASURE OF FINANCIAL PERFORMANCE                             COMPARABLE               LOW END        HIGH END
--------------------------------                       TRANSACTION MULTIPLES         OF RANGE        OF RANGE
                                                       ---------------------         --------        --------
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Latest 12 Months Earning Per Share                         20.0x - 24.0x              $25.60          $30.72
-----------------------------------------------------------------------------------------------------------------
Current Year Est. Earnings Per Share                       18.0x - 22.0x              $21.60          $26.40
-----------------------------------------------------------------------------------------------------------------
Forward Year Est. Earnings Per Share                       16.0x - 22.0x              $24.64          $32.34
-----------------------------------------------------------------------------------------------------------------
Book Value of Equity                                        2.3x - 2.9x               $25.74          $32.46
-----------------------------------------------------------------------------------------------------------------
Latest 12 Months EBIT                                      13.5x - 15.5x              $19.44          $25.52
-----------------------------------------------------------------------------------------------------------------
Latest 12 Months EBITDA                                     8.0x - 10.0x              $18.13          $28.07
-----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Mean Value                                                                            $22.53          $29.25
-----------------------------------------------------------------------------------------------------------------
Median Value                                                                          $23.12          $29.40
-----------------------------------------------------------------------------------------------------------------

         As shown above, this analysis produced values of $22.53 to $29.40 per share for MCN.

         Warburg Dillon Read then averaged the values produced by the Comparable Company Trading Analysis with the value produced by the Comparable Natural Gas Company Acquisition Analysis, producing values of $21.62 to $30.19 per MCN share of common stock.

         To this range of values, Warburg Dillon Read added the value of MCN's coal fines projects, estimated at $40 million per plant based upon recent transactions. The range of value for the coal fines projects of $1.76 to $2.63 per MCN share of common stock is based upon four operating coal fines projects (at the low end of the range) to six operating coal fines projects (at the high end of the range). Combining this range of values with the range of values included above results in a total consolidated valuation range per MCN share of common stock of $23.37 to $32.82.

         Warburg Dillon Read also performed a segment analysis of MCN, which consisted of valuation analyses for MCN's two distinct segments: the natural gas distribution company,

MichCon, and the diversified energy business. For MichCon, the valuation analysis was based upon a discounted cash flow analysis, a comparable company trading analysis and a comparable acquisition analysis.

         VALUATION OF MCN'S NATURAL GAS DISTRIBUTION COMPANY: Warburg Dillon Read performed valuation analyses of MichCon based on a discounted cash flow analysis, a comparable company trading analysis, and a comparable acquisition analysis. Warburg Dillon Read performed a discounted cash flow analysis valuation of MichCon based upon projections furnished by DTE. Utilizing these projections, Warburg Dillon Read discounted to present value, under assumed discount rates ranging from 6.65% to 7.65%, the free unleveraged cash flows through the year 2004 for MichCon. Terminal values were determined utilizing multiples of EBITDA of 7.0x to 9.0x, based on the EBITDA multiples of public companies deemed comparable to MichCon. These were the same companies used by Warburg Dillon Read in its comparable company trading analysis of MichCon summarized below. The present value of the discounted cash flow of MichCon ranged from $14.99 to $21.14. Warburg Dillon Read added to the discounted cash flow valuation of MichCon the value of certain cost synergies as discussed previously in "Comparable Company Trading Analysis." The implied value per share of cost synergies of $3.59 to $7.29 was added to the results of the discounted cash flow analysis, producing a value range of $18.58 to $28.43 per share of MCN common stock.

         Using publicly available information, Warburg Dillon Read also performed a comparable company trading analysis for MichCon. Warburg Dillon Read compared multiples of certain financial criteria for MichCon to multiples based upon market trading values at the time for certain other companies which, in Warburg Dillon Read's judgment, were generally comparable to MichCon for the purpose of this analysis. The factors Warburg Dillon Read considered in selecting companies for this comparison included size, geographic location, financial condition and scope of business operations. The companies used in the comparison were Eastern Enterprises, Nicor Inc., Peoples Energy Corporation, Piedmont Natural Gas Company, Inc., Washington Gas Light Company and New Jersey Resources Corporation.

         In evaluating an implied market value of MichCon, were it a separate publicly traded company, Warburg Dillon Read determined ranges of multiples for selected measures of financial performance for the comparable companies, including the market value of outstanding common stock as a multiple of:

-    Net income available to common stock for the latest 12-month period; and

-    Book value of common equity for the most recently available fiscal quarter.

         In addition, Warburg Dillon Read determined ranges of multiples for selected measures of financial performance for the comparable companies, including the adjusted market value as a multiple of:

-    Operating income, or EBIT, for the latest 12-month period; and

-    Operating cash flow, or EBITDA, for the latest 12-month period.

         Warburg Dillon Read then applied such multiples to the corresponding data for MichCon. This analysis produced a range of values per share for MichCon. The results are summarized in the following table, which shows the range of valuations produced for each of the measures of MichCon's financial performance:

----------------------------------------------------------------------------------------------------------------------
MEASURE OF FINANCIAL PERFORMANCE                                       COMPARABLE            LOW END       HIGH END
                                                                 TRANSACTION MULTIPLES       OF RANGE      OF RANGE
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Latest 12 Months Net Income Avail. to                                16.0x - 21.0x            $20.03        $26.29
Common Stock
----------------------------------------------------------------------------------------------------------------------
Book Value of Common Equity                                           1.8x - 2.2x             $14.25        $17.41
----------------------------------------------------------------------------------------------------------------------
Latest Twelve Months EBIT                                            11.0x - 12.5x            $18.13        $21.74
----------------------------------------------------------------------------------------------------------------------
Latest Twelve Months EBITDA                                           7.0x - 9.0x             $15.97        $22.91
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Mean Value                                                                                    $17.10        $22.09
----------------------------------------------------------------------------------------------------------------------
Median Value                                                                                  $17.05        $22.32
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

         As shown above, this analysis produced values of $17.05 to $22.32 per share for MichCon. Warburg Dillon Read added to the comparable company trading analysis valuation of MichCon the value of certain cost synergies as discussed previously in "Comparable Company Trading Analysis." The implied value per share of cost synergies of $3.59 to $7.29 was added to the results of the comparable company trading analysis, producing a value range of $20.64 to $29.61 per share of MCN common stock.

         Warburg Dillon Read reviewed comparable transactions involving regulated natural gas companies or holding companies for regulated natural gas companies as previously discussed in "Comparable Natural Gas Company Acquisition Analysis." Warburg Dillon Read calculated the equity consideration to be received the acquired company's shareholders for each of the comparable transactions as a multiple of various measures of financial performance for that company, including:

- Net income available to common stock for the latest 12-month period as of the date of each respective transaction announcement; and

- Book value of common equity for the most recently available fiscal quarter prior to each respective transaction announcement.

         In addition, Warburg Dillon Read calculated the adjusted market value for each of the comparable transactions as a multiple of each acquired company's:

- Operating income, or EBIT, for the latest 12-month period as of the date of each respective transaction announcement; and

- Operating cash flow, or EBITDA, for the latest 12-month period as of the date of each respective transaction announcement.

         Warburg Dillon Read then applied such multiples to the corresponding data for MichCon. This analysis produced a range of values per MCN share for MichCon. The results are summarized in the following table, which shows the range of valuations produced for each of the measures of MichCon financial performance:

---------------------------------------------------------------------------------------------------------------
MEASURE OF FINANCIAL PERFORMANCE                                  COMPARABLE            LOW END     HIGH END
                                                            TRANSACTION MULTIPLES       OF RANGE    OF RANGE
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
Latest 12 Months Net Income Avail. for Common Stock             20.0x - 24.0x            $25.04      $30.05
------------------------------------------------------------------------------------------------------------
Book Value of Common Equity                                      2.3x - 2.9x             $18.21      $22.96
------------------------------------------------------------------------------------------------------------
Latest 12 months EBIT                                           13.5x - 15.5x            $24.14      $28.95
------------------------------------------------------------------------------------------------------------
Latest 12 months EBITDA                                          8.0x - 10.0x            $19.44      $26.38
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
Mean Value                                                                               $21.71      $27.08
------------------------------------------------------------------------------------------------------------
Median Value                                                                             $21.79      $27.26
------------------------------------------------------------------------------------------------------------


         As shown above, this analysis produced a range of values for MichCon of $21.71 to $27.67 per share of MCN common stock.

         The valuation analysis of MichCon can be summarized as shown in the following table:

-----------------------------------------------------------------------------------------------
VALUATION METHODOLOGY                            LOW END OF RANGE            HIGH END OF RANGE
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
Discounted Cash Flow Analysis                         $18.58                       $28.43
-----------------------------------------------------------------------------------------------
Comparable Company Trading Analysis                   $20.64                       $29.61
-----------------------------------------------------------------------------------------------
Comparable Acquisition Analysis                       $21.74                       $27.67
-----------------------------------------------------------------------------------------------
Mean Value                                            $20.31                       $28.56
-----------------------------------------------------------------------------------------------


         As shown above, the valuation analysis produced a range of values for MichCon of $20.31 to $28.56 per share of MCN common stock.

         VALUATION OF MCN'S DIVERSIFIED ENERGY BUSINESS: Warburg Dillon Read performed valuation analysis of MCN's diversified energy business based on various valuation methodologies, including discounted cash flow analysis, comparable acquisition analysis and expected proceeds from pending asset sales, where appropriate. Warburg Dillon Read performed discounted cash flow analyses of MCN's diversified energy businesses based upon forecasts provided by MCN management, with adjustments deemed appropriate by DTE management and Warburg Dillon Read. Warburg Dillon Read discounted to present value, under assumed discount rates ranging from 10.0% to 15.0%, the free unleveraged cash flows for varying periods for MCN's diversified energy businesses. Terminal values were determined, where appropriate, utilizing multiples of net income of 16.0x to 24.0x. Where appropriate, Warburg Dillon Read also compared the discounted cash flow analysis results with the results of comparable acquisitions and the expected proceeds from pending asset sales. This analysis produced values ranging from $1,109 million to $1,372 million. After adjusting this value for the forecast debt level of $1,223 million (as of December 31, 1999) for MCN's diversified energy businesses, the implied equity value for MCN's diversified energy businesses ranges from negative $114 million to positive $149 million, or negative $1.25 to positive $1.64 per share of MCN common stock. To this range of values, Warburg Dillon Read added the range of value for MCN's coal fines projects of $1.76 to $2.63 per share of MCN common stock, producing a total valuation range for MCN's diversified businesses of $0.50 to $4.27 per share of MCN common stock.

         The segment analysis of MCN can be summarized as shown in the following table:

-----------------------------------------------------------------------------------------------------------------------
SEGMENT                                                             LOW END OF RANGE           HIGH END OF RANGE
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
MichCon                                                                  $20.31                      $28.56
-----------------------------------------------------------------------------------------------------------------------
Diversified Energy Business                                              $(1.25)                     $ 1.64
-----------------------------------------------------------------------------------------------------------------------
Coal Fines                                                                 1.76                      $ 2.63
-----------------------------------------------------------------------------------------------------------------------
Total                                                                    $20.81                      $32.83
-----------------------------------------------------------------------------------------------------------------------


         As shown above the segment valuation analysis produced a range of values for MCN of $20.81 to $32.83 per share of MCN common stock.

         DTE COMPARABLE COMPANY TRADING ANALYSIS: Using publicly available information, Warburg Dillon Read compared multiples of certain financial criteria for DTE to multiples based upon market trading values at the time for certain other electric utilities or holding companies for electric utilities which, in Warburg Dillon Read's judgment, were generally comparable to DTE for the purpose of this analysis. The factors Warburg Dillon Read considered in selecting companies for comparison included size, geographic location, financial condition and scope of business operations. The companies used in the comparison were Constellation Energy Group Inc., FirstEnergy Corporation, PECO Energy Company, PP&L Resources, Inc., Unicom Corporation and Wisconsin Energy Corporation.

         In evaluating the current market value of DTE common stock, Warburg Dillon Read determined ranges of multiples for selected measures of financial performance for the comparable companies including the market value of outstanding common stock as a multiple of:

- Net income per share of common stock for the latest 12-month period, and estimated net income per share of common stock for the current and the following fiscal years as projected by I/B/E/S; and

-   Book value of common equity for the most recently available fiscal quarter.

         In addition, Warburg Dillon Read determined ranges of multiples for selected measures of financial performance for the comparable companies, including the adjusted market value of DTE as a multiple of:

-   Operating income, or EBIT, for the latest 12-month period; and

-   Operating cash flow, or EBITDA, for the latest 12-month period.

         Warburg Dillon Read then applied such multiples to the corresponding data for DTE. The results are summarized in the following table, which shows the range of valuations produced for each of the measures of DTE's financial performance:

-----------------------------------------------------------------------------------------------------------------
MEASURE OF FINANCIAL PERFORMANCE                                  COMPARABLE             LOW END     HIGH END
                                                              COMPANY MULTIPLES         OF RANGE     OF RANGE
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Latest 12 Months Earnings Per Share                             12.3x - 14.5x            $39.88       $46.26
-----------------------------------------------------------------------------------------------------------------
1999 Estimated Earnings Per Share                               11.5x - 12.5x            $36.92       $40.13
-----------------------------------------------------------------------------------------------------------------
2000 Estimated Earnings Per Share                               10.5x - 12.0x            $35.28       $40.32
-----------------------------------------------------------------------------------------------------------------
Book Value of Equity                                             1.4x - 1.6x             $36.40       $41.60
-----------------------------------------------------------------------------------------------------------------
Latest 12 Months EBIT                                            9.0x - 10.0x            $20.74       $26.82
-----------------------------------------------------------------------------------------------------------------
Latest 12 Months EBITDA                                          6.0x - 7.5x             $31.37       $47.71
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Mean Value                                                                               $33.43       $40.47
-----------------------------------------------------------------------------------------------------------------
Median Value                                                                             $35.84       $40.96
-----------------------------------------------------------------------------------------------------------------


         As shown above, this analysis produced values of $33.43 to $40.96 per share for DTE. DTE's closing price on October 4, 1999, was $37.00. This analysis was performed by Warburg Dillon Read to determine if the DTE common stock comprising 45% of the total consideration of the merger was appropriately valued. Based on this analysis, Warburg Dillon Read determined that DTE common stock was appropriately valued.

         ACCRETION/DILUTION ANALYSIS: Warburg Dillon Read analyzed certain pro forma effects of the transaction on the estimated earnings per share of DTE for 2001 and 2002. This analysis was performed based upon both I/B/E/S estimates and forecasts provided by DTE management for DTE's estimated earnings and upon MCN forecasts provided by MCN management, with adjustments deemed appropriate by DTE management and Warburg Dillon Read. The analysis also included the effect of potential cost synergies as estimated by DTE management. Utilizing I/B/E/S estimates for DTE and the MCN forecasts as adjusted by DTE and Warburg Dillon Read for 2001 and 2002 resulted in pro forma earnings per share accretion in these two years of $0.02 and $0.10, respectively. Utilizing the DTE forecasted earnings and the MCN forecasts as adjusted by DTE and Warburg Dillon Read for 2001 and 2002 resulted in no change in pro forma earnings per share and $0.06 accretion, respectively.

         The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to particular circumstances. Therefore, the opinion and analysis are not readily susceptible to summary description. Accordingly, notwithstanding the separate factors and analyses summarized above, Warburg Dillon Read believes that its analysis must be considered as a whole and that selecting only portions of its analysis and the factors it considered, without considering all factors and analyses, could create a misleading view of the evaluation process underlying the opinions. Warburg Dillon Read did not assign any particular weight to any analyses or factors it considered. Rather, Warburg Dillon Read made qualitative judgments based on its experience in rendering these opinions and on economic, monetary and market conditions then present as to the significance and relevance of each analysis and factor. In its analyses, Warburg Dillon Read assumed relatively stable industry performance, regulatory environments and general business and economic conditions, all of which are beyond DTE's control. Any estimates contained in Warburg Dillon Read's analyses do not necessarily indicate actual value, which may be significantly more or less favorable than those suggested by such estimates. Estimates of the financial value of companies do not purport to be appraisals or to reflect necessarily the prices at which companies actually may be sold.

         Warburg Dillon Read is an internationally recognized investment banking firm. As part of its investment banking business, Warburg Dillon Read is regularly engaged in evaluating businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. DTE's board of directors selected Warburg Dillon Read on the basis of the firm's expertise and reputation.

              2.   OPINION OF MCN'S FINANCIAL ADVISOR

                   A.   MCN ANALYSIS

         DISCOUNTED CASH FLOW ANALYSIS: Merrill Lynch performed separate discounted cash flow, or "DCF", analyses for MCN on a consolidated basis and on a segment-by-segment basis, using projections provided by MCN's management.

         The DCF for MCN on a consolidated basis was calculated assuming discount rates ranging from 7.5% to 8.5% and was comprised of the sum of the present values of:

         (1) The projected cash flows for the years 2000 through 2004; and

         (2) The 2004 terminal value based upon a range of multiples from 7.5x to 8.5x estimated 2004 earnings before interest, taxes, depreciation and amortization, which is referred to as "EBITDA."

         The segment-by-segment DCF valued MCN as the sum of the DCF values of its gas distribution business segment and its diversified energy segment. The DCF for the diversified energy business segment was calculated assuming discount rates ranging from 8.5% to 9.5% and was comprised of the sum of the present values of:

         (1) The projected cash flows for the years 2000 through 2004; and

         (2) The 2004 terminal value based upon a range of multiples from 8.0x to 9.0x estimated 2004 EBITDA.

         The DCF for the gas distribution business segment was calculated assuming discount rates ranging from 7.0% to 8.0% and was comprised of the sum of the present values of:

         (1) The projected cash flows for the years 2000 through 2004; and

         (2) The 2004 terminal value based upon a range of multiples from 7.0x to 8.0x estimated 2004 EBITDA.

         These analyses resulted in the following ranges of implied equity value per share of MCN common stock, excluding any value attributable to synergies that may be realized from the merger:

                       MCN IMPLIED EQUITY VALUE PER SHARE


                  DCF Method                         Low                   High
                  ----------                         ---                   ----
Segment-by-segment                                 $17.75                 $24.00
Consolidated                                       $19.00                 $25.25


         COMPARABLE TRANSACTIONS ANALYSIS: In order to value MCN, Merrill Lynch reviewed certain publicly available information regarding 12 selected business combinations in the natural gas industry since October 19, 1998 (collectively, the "Natural Gas Comparable Merger Transactions") that Merrill Lynch deemed to be relevant in evaluating the merger. The Natural Gas Comparable Merger Transactions and the dates these transactions were announced are as follows:

         -   Energy North, Inc./Eastern Enterprises (July 1999);

         -   CTG Resources, Inc./Energy East Corporation (June 1999);

         -   WICOR, Inc./Wisconsin Energy Corporation (June 1999);

         -   Yankee Energy System, Inc./Northeast Utilities (June 1999);

         -   Columbia Energy Group/Nisource, Inc. (June 1999);

         -   Pennsylvania Enterprises, Inc./Southern Union Company (June 1999);

         -   Southwest Gas Corporation/ONEOK, Inc. (April 1999);

         -   Connecticut Energy Corporation/Energy East Corporation (April
             1999);

         -   Consolidated Natural Gas Company/Dominion Resources, Inc. (February
             1999);

         - Public Service Company of North Carolina, Incorporated /SCANA Corporation (February 1999);

         - North Carolina Natural Gas Corporation/Carolina Power & Light Company (November 1998); and

         -   Colonial Gas Company/Eastern Enterprises (October 1998).

         With respect to the Natural Gas Comparable Merger Transactions, Merrill Lynch compared the "offer value" of each such transaction:

         - (1) As a multiple of the next four quarters' estimated earnings per share of the target company at the date of announcement ("Forward EPS"); and

         -    (2) As a multiple of the book value of the target company.

         Merrill Lynch also compared the "transaction value" of each of the Natural Gas Comparable Merger Transactions as a multiple of the latest twelve months' EBITDA ("LTM EBITDA") of the target company.

         The "offer value" is generally defined as the per share offer price for the target company multiplied by the sum of the number of target company shares outstanding and the number of target company options outstanding, net of option proceeds. The "transaction value" is generally defined as the sum of the offer value, the preferred equity at liquidation value, the short term debt, the long term debt and any minority interests, less cash, marketable securities and exercisable options proceeds.

         The results of these analyses were as follows:


                                                              Low                High               Mean              Median
                                                              ---                ----               ----              ------
Multiples of offer value to:
    Forward EPS                                              17.9x              31.6x               22.8x              22.9x
    Book value                                                1.9x               3.1x                2.6x               2.7x
Multiples of transactions value to

    LTM EBITDA                                                7.6x              13.0x               10.5x              10.8x


         Based on these analyses, Merrill Lynch derived the following ranges of per-share value of MCN common stock, based on approximately 90.4 million shares of MCN common stock outstanding and net debt and preferred equity of $884.5 million and $0 respectively, for the gas distribution segment and $932.1 million and $270.6 million, respectively, for the diversified energy segment:

                                                                           Low                High
                                                                           ---                ----
Gas Distribution
    2000 EPS (1)                                                         $23.34              $28.46
    1999 Book Value                                                      $21.27              $23.82
    1999 EBITDA (2)                                                      $23.02              $30.41
Diversified Energy
    2000 EPS                                                               $2.52              $3.15
    1999 Book Value                                                        $3.65              $4.87
    1999 EBITDA                                                           ($4.17)            ($1.56)
Total
    2000 EPS                                                             $25.86              $31.61
    1999 Book Value                                                      $24.92              $28.69
    1999 EBITDA                                                          $18.85              $28.85

-----------------------------------------
(1) Includes amounts attributable to pension earnings.
(2) Includes amounts attributable to pension contributions.

         COMPARABLE PUBLIC COMPANY ANALYSIS: Using publicly available information, Merrill Lynch compared selected historical stock, financial and operating data and ratios for MCN with corresponding data and ratios of similar publicly traded companies. These companies were selected by Merrill Lynch based upon Merrill Lynch's views as to the comparability of the financial and operating characteristics of these companies to MCN.

         The companies selected for the comparable company analysis included the following local distribution companies (LDCs):

         -    Atlanta Gas Light Company;

         -    Indiana Energy, Inc.;

         -    New Jersey Resources Corporation;

         -    Northwest Natural Gas Company;

         -    Peoples Energy Corporation;

         -    Washington Gas Light Company; and

         -    WICOR, Inc.

         The companies selected for the comparable company analysis also included the following integrated energy companies:

         -    Columbia Energy Group;

         -    Consolidated Natural Gas Company;

         -    Equitable Resources, Inc.;

         -    KN Energy, Inc.;

         -    National Fuel Gas Company; and

         -    Questar Corporation.

         In addition, the following companies selected by MCN management were included in the comparable company analysis:

         -    CMS Energy Corporation;

         -    DTE Energy Company;

         -    El Paso Energy Company;

         -    Enbridge, Inc.;

         -    MDU Resources Group, Inc.;

         -    National Fuel Gas Company;

         -    ONEOK Inc.;

         -    Sempra Energy; and

         -    WestCoast Energy, Inc.

         Merrill Lynch derived an estimated per-share valuation range for MCN common stock by comparing market value as a multiple of estimated 2000 earnings per share and comparing "firm value" as a multiple of estimated 1999 earnings before interest, taxes and depreciation. The earnings estimates were obtained from I/B/E/S, a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts on companies of interest to investors, as of October 1, 1999.

                     COMPARABLE LOCAL DISTRIBUTION COMPANIES


                                                                     Low         High        Mean        Median         MCN
                                                                     ---         ----        ----        ------         ---
Market value as a multiple of                                       12.1x       15.8x        14.0x       14.2x         11.1x
   estimated 2000 EPS
Firm value as a multiple of                                          6.7x        8.6x         7.4x        7.1x          9.3x
   estimated 1999 EBITDA


                     COMPARABLE INTEGRATED ENERGY COMPANIES


                                                                     Low         High        Mean        Median         MCN
                                                                     ---         ----        ----        ------         ---
Market value as a multiple of                                       12.7x       23.4x        15.9x       15.1x         11.1x
    estimated 2000 EPS
Firm value as a multiple of                                          7.1x       10.2x         8.6x        8.5x          9.3x
    estimated 1999 EBITDA

                COMPARABLE COMPANIES SELECTED BY MCN'S MANAGEMENT


                                                                     Low         High        Mean        Median         MCN
                                                                     ---         ----        ----        ------         ---
Market value as a multiple of estimated 2000 EPS                    10.2x       16.5x        13.1x       13.1x         11.1x
Firm Value as a multiple of estimated 1999
    EBITDA                                                           4.4x        9.8x         7.8x        7.6x          9.5x

         Based upon these analyses, Merrill Lynch derived the following ranges of per share values of the MCN common stock, based on approximately 90.4 million shares of MCN common stock outstanding and assuming net debt of $1,816.6 million, and preferred equity of $270.6 million as of December 31, 1999:


                                                   Low                     High
                                                   ---                     ----
2000 EPS                                          $18.25                  $21.75
1999 EBITDA                                       $14.50                  $19.50

                   B.       DTE ANALYSIS

         DISCOUNTED CASH FLOW ANALYSIS: Merrill Lynch performed a DCF analysis for DTE, using projections provided by the DTE management.

         The DCF for DTE was calculated assuming discount rates ranging from 7.5% to 8.5% and was comprised of the sum of the present values of:

         (1) The projected cash flows for the years 2000 through 2004; and

         (2) The 2004 terminal value based upon a range of multiples from 6.5x to 7.5x estimated 2004 EBITDA, less $496 million of accelerated depreciation attributable to DTE's nuclear power plant.

         This analysis resulted in a range of implied equity values per share of DTE common stock from $40.23 to $51.36, as compared to the closing price per share of DTE common stock on October 1, 1999 of $36.63.

         COMPARABLE PUBLIC COMPANY ANALYSIS: Using publicly available information, Merrill Lynch compared selected historical stock, financial and operating data and ratios for DTE with corresponding data and ratios of similar publicly traded companies. These companies were selected by Merrill Lynch based upon Merrill Lynch's views as to the comparability of the financial and operating characteristics of these companies to DTE.

         The companies included in the DTE comparable company analysis were:

-           Ameren Corporation;

-           American Electric Power Company, Inc.;

-           Cinergy Corp.;

-           CMS Energy Corp.;

-           DPL Inc.; and

-           First Energy.

         Merrill Lynch derived an estimated valuation range for DTE by comparing market value as a multiple of estimated 2000 earnings per share and estimated 1999 book value. Merrill Lynch also compared firm value as a multiple of estimated EBITDA. The earnings estimates were obtained from I/B/E/S as of October 1, 1999. The results of these analyses were as follows:

                                             COMPARABLE DTE COMPANIES

                                                                     Low         High        Mean        Median         DTE
Market value as a multiple of
   estimated 2000 EPS                                               10.2x       14.4x        12.2x       12.5x         10.9x
   estimated 1999 book value                                        1.34x       2.08x        1.69x       1.76x         1.41x
Firm value as a multiple of
   estimated 1999 EBITDA                                             6.3x        7.7x        7.1x         7.4x          6.5x


         This analysis resulted in a range of implied equity values per share of DTE common stock from $34.00 to $47.50. This compares to the closing per share price of DTE common stock on October 1, 1999 of $36.63.

         PRO FORMA COMBINATION ANALYSIS: Merrill Lynch also analyzed certain pro forma effects resulting from the merger. Using the projected earnings for DTE for the years 2000 through 2005 provided by the management of DTE, and the projected earnings for MCN for the years 2000 through 2001 provided by management of MCN and for years 2002 through 2005 based upon guidance provided by the management of MCN, Merrill Lynch compared the projected earnings per share of DTE on a stand-alone basis, assuming the merger did not occur, to the per-share earnings of a DTE shareholder, assuming the merger were to occur.

         Using the assumptions detailed above, and further assuming no synergies and aggregate merger consideration consisting of 55% cash and 45% DTE stock, the analysis indicated that the merger would be neutral to projected earnings per share of DTE if DTE realized pre-tax synergies as follows:

                  2000  . . . . . . . . . . . . . . . . . . . . . . . . . . .   $69.4 million
                  2001  . . . . . . . . . . . . . . . . . . . . . . . . . . .   $63.5 million
                  2002  . . . . . . . . . . . . . . . . . . . . . . . . . . .   $55.7 million
                  2003  . . . . . . . . . . . . . . . . . . . . . . . . . . .   $24.6 million

                  c.       CONCLUSION

                  Based on the foregoing it is clear that the consideration paid by DTE is a reasonable product of extensive arms-length bargaining. Providing further assurance of the fairness of the agreed upon consideration is the fact that MCN's shareholders will receive DTE Common Stock, which is listed on the NYSE, thus providing them with a public market for the securities. Moreover, the stock consideration to be received by MCN shareholders upon consummation of the Merger is expected to be tax-free, although shareholders that opt for cash consideration will recognize gain. In light of these fairness opinions and considering all relevant factors, DTE believes that the consideration to be paid for the MCN shares is reasonable and bears a fair relation to the earnings capacity of the utility assets underlying the MCN shares. Accordingly, the consideration to be paid by DTE meets the standards of Section 10(b)(2).

                  C.       REASONABLENESS OF FEES

         DTE believes that the overall fees, commissions, and expenses incurred and to be incurred in connection with the Merger are reasonable and fair in light of the size and complexity of the Merger relative to other transactions and the anticipated benefits of the Merger to the public, investors, and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2). As stated at Item 2 above, DTE and MCN together expect to incur a combined total of approximately $31.4 million in fees, commissions, and expenses in connection with the Merger. This amount is in keeping with the fees associated with recent transactions approved by the Commission,(31) and is consistent with the standards of Section 10(b)(2).

                  D.       CAPITAL STRUCTURE AND THE PUBLIC INTEREST

         Section 10 (b)(3) requires the Commission to determine whether the Merger will unduly complicate DTE's capital structure or would be detrimental to the public interest, the interests of investors or consumers, or the proper functioning of DTE's system. Following the Merger, DTE will have a capital structure which is substantially similar to capital structures which the Commission has approved in other orders.(32) After consummation of the Merger, DTE will own 100 percent of the shares of Merger Sub Common Stock, and indirectly will own 100 percent of Merger Sub's wholly-owned public utility subsidiaries, i.e., MichCon and Citizens, and a 47.5% interest in SMGC. Merger Sub and its subsidiaries may continue to hold their debt, which will have no material effect on DTE's capital structure. The only issued and outstanding voting securities of DTE will be its Common Stock. For these reasons, DTE believes that the Merger will not unduly complicate its capital structure.

         Set forth below are summaries of the historical capital structures (excluding short-term debt) of the DTE and MCN as of September 30, 1999 and the pro forma consolidated capital structure of DTE as of the same date:

                                CAPITAL STRUCTURE
                               SEPTEMBER 30, 1999
                                   (MILLIONS)

                                    DTE                   MCN          Pro Forma        Pro Forma
                                                                      Adjustments       Combined
Long-term debt               $ 3,985     51%      $ 1,461     54%      $    --       $ 5,446    51%
Preferred stock of                --     --           403     15%           --           403     4%
subsidiaries
Common                         3,858     49%          847     31%          151         4,856    45%
shareholders' equity
     Total                   $ 7,843    100%      $ 2,711    100%      $   151       $10,705   100%

         The ratio of consolidated common equity to total capitalization of the DTE will be, on an unaudited pro forma basis, 45 percent. This is in keeping with the equity ratios that the Commission has traditionally found to be consistent with the public interest.(33) As discussed earlier in Item 1(B)(1), DTE believes that the Merger will achieve efficiencies, economies and synergies that will generate net (after-tax) cost savings and cost avoidances of $60 million/year over a ten year period. It will thus benefit the interests of the public, consumers and investors and will not lead to a capital structure that impairs the proper functioning of a holding company system or allows for abuses.

----------------------

(31) See TUC Holding Co. et. al., supra (estimated fees and expenses of $37 million); Kansas Power & Light Co., HCAR No. 25465 (Feb. 5, 1992) (estimated fees and expenses of approximately $30 million); New Century Energies, Inc., HCAR No. 26748 (Aug. 1, 1997) (estimated fees and expenses of $23.5 million); AES Corporation, HCAR No. 27063 (Aug. 20, 1999) (estimated fees and expenses of $28 million).

(32) See, e.g., TUC Holding Co., supra; CINergy Corp., HCAR No. 26146 (Oct. 21,
1994); Entergy Corp., HCAR No. 25952 (Dec. 17, 1993). In all three orders, the Commission approved mergers which resulted in a holding company acquiring 100 percent of a utility operating company's common stock.

(33) See, e.g., Northeast Utilities, HCAR No. 25221 (Dec. 21, 1990).

         2.       SECTION 10(C)

                  A.       SECTION 10(C)(1)

          Under Section 10(c)(1), the Commission may not approve an acquisition which is "unlawful under the provisions of Section 8" or "detrimental to the carrying out of the provisions of Section 11." Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory without the express approval of the state commission when state law prohibits or requires approval of the acquisition. Section 8 applies only to registered holding companies and is thus inapplicable to the Merger. Even if Section 8 were applicable, however, the Merger would be entirely consistent with Michigan's laws and regulatory policies.

         Section 11(b)(1) requires a registered holding company, with limited exceptions, to limit its operations to a "single integrated public-utility system." Although this requirement is facially applicable only to registered holding companies, the Commission has held that it applies "by analogy" to exempt holding companies, such as DTE, as well.(34)

         Section 2(a)(29) provides separate definitions of an "integrated public-utility system" for gas and electric companies. For electric utility companies, the term means:

         [A] system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more States, not so large as to impair (considering the state of the art, and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation . . . .

         For gas utilities, the term means:

         [A] system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system. With respect to either type of company, the system must be confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region

-----------------------------
(34) See, e.g., NIPSCO Industries, Inc., HCAR No. 26975 (Feb. 10, 1999), citing, Union Electric Co., 45 S.E.C. 489, 506 n .63, aff'd without opinion sub. nom., City of Cape Girardeau v. SEC, 521 F.2d 324 (D.C. Cir. 1970).

         affected) the advantages of localized management, efficient operation, and the effectiveness of regulation. Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.(35)

         In large part because the Act contains different definitions of integrated gas and electric utility systems the Commission has previously established that electric and gas utilities may not together constitute a single integrated utility system.(36) Thus, to complete the Merger, DTE must obtain the Commission's permission to own more than one integrated utility system, i.e., Detroit Edison's integrated electric utility system and MCN's integrated gas utility system.(37) Section 11(b)(1), which is facially applicable to registered holding companies, permits the acquisition and retention of more than one integrated utility system only if the requirements of Section 11(b)(1)(A)-(C) are satisfied. The Commission has consistently held that full compliance with these standards is not required of holding companies that will be exempt under
Section 3.(38)

         Instead, in determining whether an exempt holding company may own multiple integrated systems, the Commission focuses on whether the acquisition would be detrimental to the "core concerns" of Section 11, namely the protection of the public interest and the interests of investors and consumers.(39) Thus, the Commission has determined that an exempt utility holding company may, consistent with Section 11(b)(1), own more than one integrated utility system if the merger will result in the "de facto integration" of contiguous utility properties.(40)

         The Merger is fully consistent with the standards of Sections 10(c)(1) and 11 as applied to exempt holding companies and the de facto integration requirement. Detroit Edison's, MichCon's and Citizens service territories are located in adjacent or nearby geographic areas,

-----------------------------
(35) Thus, gas utilities that derive natural gas from a common source of supply may be deemed to be included in a single area or region. See, e.g., Sempra Energy, HCAR No. 26971 (Feb. 1, 1999) (holding that California and North Carolina based gas utilities could constitute an integrated system because they obtained gas from common sources of supply).

(36) See, e.g., Sempra Energy, HCAR No. 26890 (June 26, 1998), and the cases cited therein.

(37) The Commission has previously made it clear that an exempt utility holding company may consist of more than one integrated utility system. See, e.g., Gaz Metropolitain, et. al., HCAR No. 26170 (Nov. 23, 1994).

(38) See, e.g., NIPSCO Industries, Inc., HCAR No. 26975 (Feb. 10, 1999); TUC Holding Co., et. al., supra.

(39) See, e.g., WPL Holdings, HCAR No. 26856 (April 14, 1988), aff'd in part and rev'd in part sub. nom., Wisconsin Environmental Decade, Inc. v. S.E.C., 882 F.2d 523 (D.C. Cir. 1989).

(40) See, e.g., NIPSCO Industries, supra, citing TUC Holding Co., et. al., HCAR No. 26749 (Aug. 1, 1997), citing Gaz Metropolitain, Inc., HCAR No. 26170 (Nov. 23, 1994).

are entirely within a single state, and will overlap to a significant degree.
(41) Moreover, 37.75% of DTE's residential customers and 27.83% of its non-residential customers take gas service from MCN, while 59.62% of MCN's residential gas customers and 46.71% of its non-residential gas customers take electric service from DTE. Although SMGC's territory will not be contiguous with Detroit Edison, the Commission has previously established that MCN, Citizens and SMGC constitute a single integrated system.(42) Thus, consistent with Commission precedent, the fact that Detroit Edison will generally overlap with the Michigan portion of MCN's integrated gas utility system should satisfy the de facto integration doctrine.(43)

         As discussed below, the utility systems of DTE and Merger Sub will be further integrated with respect to a number of operational, administrative, and support functions. The Merger will produce a combined enterprise which will better serve the needs of its customers and the interests of its investors by offering a range of energy supply alternatives in competitive markets. The Merger will not impede the ability of the MPSC to carry out its statutory responsibilities with respect to the utility activities of DTE or Merger Sub. Nor will the Merger give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that Section 11(b)(1), and, more generally, the Act as a whole, were intended to address.(44)

         Accordingly, the Commission should find that the Merger would not be detrimental to the interests protected by Section 11, and satisfies the requirements of Section 10(c)(1).

                  B.       SECTION 10(C)(2)

         Section 10(c)(2) requires that the Commission not approve an acquisition unless "the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system." The Commission has interpreted Section 10(c)(2) to permit the approval of acquisitions resulting in more than one integrated system when the acquisition "tends towards the economical and the efficient

-----------------------------
(41) The relationship between DTE and MCN's respective territories is clearly illustrated in the map appended to this application as Exhibit E-1.

(42)     MCN Corp., 1996 SEC LEXIS 2502 (Sept. 17, 1996).

(43) For example, in NIPSCO Industries, Inc., supra, the SEC determined that a holding company which had gas and electric properties in Indiana, and additional gas properties in Massachusetts, and thus owned an integrated Indiana electric utility system and an integrated Indiana-Massachusetts natural as utility system satisfied the de facto integration test because the "portions of the two integrated systems located in Indiana will generally overlap."

(44)     See, e.g., TUC Holding Co. et. al., supra.

development of an integrated public-utility system."(45) The Commission has held that "where a holding company will be exempt from registration under Section 3 of the Act following an acquisition of non-integrating utility assets, it suffices for purposes of Section 10(c)(2) to find benefits to one integrated system."(46)

         In this case, however, both integrated utility systems will realize a number of benefits from the Merger. The Merger will combine two companies with complementary operations and expertise, and provide important strategic, financial and other benefits to the merging companies, their shareholders and customers. As was discussed above, the Merger will create a fully integrated electric and natural gas company with a strong energy infrastructure and competitive operations spanning the energy value chain. By combining DTE's experience in power plant operations, coal management and marketing with MCN's experience in natural gas purchasing, transportation, storage and marketing, the combined company will be positioned to market coal, gas, and electricity as alternative or complementary energy sources and to compete more effectively in the development of new power plants and distributed generation. The Merger will also combine DTE's coal marketing expertise with MCN's participation in pipelines and gas reserves and will thus allow the combined company to offer attractive energy supply options to large customers, and develop as a major multi-fuel and power marketer.

         The Merger will have a number of operational benefits that will result in economic efficiencies for DTE as a whole and for its integrated utility subsidiaries. DTE will realize economies by combining and coordinating operations with MCN with respect to accounting, finance, information systems, environmental management, gas marketing, and procurement. Indeed, DTE expects that the Merger will result in various direct operational cost reductions and estimates that approximately $60 million in annual savings will result from the integration of the merging companies' operations for each of the first ten years. These synergies will result from reductions of corporate administration and executive management, and elimination of the MCN board of directors, reduced costs associated with procurement and other operations support functions, and savings from consolidation of MCN's answering services into DTE's call center. The Merger will also allow DTE to offer a greater range of services to customers and will provide significantly increased financial and other resources to MCN's integrated gas utility system, making it better able to meet customer needs.

         Although the amount of such benefits cannot be specifically quantified in every case, the Commission has recognized that "specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely

-----------------------------
(45) Gaz Metropolitan, Inc., supra (quoting Union Electric Company, 45 S.E.C. 489, 504-06 (1974), aff'd without op. sub nom. City of Cape Girardeau v. SEC, 521 F.2d 324 (D.C. Cir. 1975)).

(46)     See, e.g., Sempra Energy, supra; TUC Holding Co., et. al., supra.

quantifiable."(47) The Commission has previously found that benefits similar to those enumerated above satisfied the affirmative finding required under Section 10(c)(2).(48) Accordingly, the Commission should find that the requirements of
Section 10(c)(2) are satisfied with regard to the Merger.

         3.       SECTION 10(F) --  COMPLIANCE WITH STATE REQUIREMENTS

          Prior to approving an acquisition, the Commission is required, under
Section 10(f), to find that the acquisition has complied with all applicable state laws. In this case, the MPSC does not have jurisdiction over the proposed merger, but has made its support for the Merger clear, as will be confirmed in a letter from the MPSC. In addition. the Missouri Public Service Commission does not have jurisdiction over the merger. Therefore, the Commission should determine that the requirements of this section will be met.

         C.       SECTION 3(A)(1)

         DTE believes that, following consummation of the Merger, it and each of its subsidiary companies, will be entitled to exemption under Section 3(a)(1) from all provisions of the Act (except for Section 9(a)(2) thereof). Importantly, DTE and MCN are both already exempt under Section 3(a)(1) and because they are based in the same state there is no reason why such status would not be available to the post-Merger entity. Section 3(a)(1) authorizes the Commission to exempt any holding company:

         [I]f such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income are predominantly intrastate in character and will carry on their businesses substantially within a single State in which such holding company and every such subsidiary company thereof are organized . . .

         Following the Merger, DTE and each of its public utility subsidiaries, with the exception of SMGC,(49) will be organized in Michigan. Each of these public utility subsidiaries will earn

-----------------------------
(47) Centerior Energy Corp., HCAR Nol. 24073 (April 29, 1986). See also, Bangor Hydro-Electric Co., et, al., 1999 SEC LEXIS 2282 at *16 n. 11 (same).

(48) See, e.g., Union Electric Company, supra, (provision of substantial resources made available by acquiring entity to acquired company demonstrated "efficiencies and economies by virtue of the affiliation."); WPL Holdings, Inc., HCAR No. 24590 (Feb. 26, 1988) (benefits supporting Section 10(c)(2) finding include "[a] structure that could more effectively address the growing national competition in the energy industry, refocus various utility activities, facilitate selective diversification into non-utility business . . . and provide additional flexibility for financing . . . .")

(49) The Commission previously held that MCN could acquire its interest in Southern Missouri Gas Co. while retaining its Section 3(a)(1) exemption. See MCN Corp., HCAR No.
                                                                 (continued ...)

virtually all of its utility income from operations within the state of Michigan, while DTE as a whole will be "predominantly intra-state in nature." Under the circumstances, DTE will qualify as an exempt holding company, "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers . . . ." As discussed in Item 1(B)(1), DTE believes that the Merger will result in efficiencies and economies which will benefit the interest of the public, investors and consumers. As noted above, the combination of electric and gas utility business resulting from the Merger raises no public interest concerns. Therefore, DTE believes it will qualify for the Section 3(a)(1) exemption upon consummation of the Merger, and requests an order from the Commission granting such exemption.

         In addition, DTE asks the Commission to issue an order finding that Merger Sub will also be an exempt utility holding company pursuant to Section 3(a)(1). Because Merger Sub will have the same corporate structure, and will have the same public utility subsidiaries as MCN, which currently enjoys a
Section 3(a)(1) exemption, it follows that Merger Sub should be eligible for that exemption as well. The Commission has previously allowed holding company structures in which an exempt holding company has another exempt holding company as a subsidiary.(50)

ITEM 4.  REGULATORY APPROVAL

         The Merger is subject to the expiration or termination of the 30-day waiting period under the HSR Act and no action having been instituted by the DOJ or the FTC that is not withdrawn, terminated or otherwise resolved prior to the effective time of the Merger. The HSR Act, and the rules and regulations thereunder, provide that certain acquisitions (including the Merger) may not be consummated until required information and materials have been furnished to the DOJ and the FTC and specified waiting periods have expired or been terminated. On November 22, 1999, DTE and MCN made their separate filings with the DOJ and the FTC.

         As noted above, the MPSC does not have jurisdiction over the proposed merger, but has nevertheless carefully considered and endorsed it.(51) Similarly, FERC will not have jurisdiction over the Merger because MCN will not have any FERC-jurisdictional assets at the time of


-----------------------------
26576 (Sept. 17, 1996). Consequently, there is no reason why DTE's ownership of Southern Missouri Gas Co. after the consummation of the merger would be inconsistent with DTE's possession of a Section 3(a)(1) exemption.

(50) See, e.g., AES Corp., HCAR No. 27063 (Aug. 20, 1999) (Holding company exempt under Section 3(a)(5) authorized to own a holding company exempt under
Section 3(a)(1).); PP&L Resources, Inc., HCAR No. 26905 (Aug. 12, 1998) (Holding company exempt under Section 3(a)(1) authorized to own a holding company exempt under Section 3(a)(2)).

(51)     See Exhibit D-1.

closing.(52) Thus, DTE does not currently contemplate filing an application at FERC seeking its approval of the Merger.

         DTE holds a license issued by the Nuclear Regulatory Commission to own and operate its Fermi 2 nuclear power plant. Under the Atomic Energy Act and NRC regulations, nuclear licensees must seek and obtain prior NRC consent for any changes that would constitute a transfer of an NRC license, directly or indirectly, through transfer of control of the license to any person. Additionally, the NRC has expressed concern over the potential of certain mergers to affect the basis for prior NRC decisions related to the financial qualifications of an NRC licensee. DTE does not believe that the merger would constitute a transfer of control of its NRC license or that the merger will affect the basis for prior NRC decisions relating to its financial qualifications as an NRC licensee. DTE has requested confirmation that the NRC concurs with its belief. In the event that the NRC determines that the merger constitutes a transfer of the license, DTE and Detroit Edison believe that the NRC's approval of such transfer can be obtained in a timely manner.

         Except as set forth above, no other state or federal agency has jurisdiction over the transactions described herein.

ITEM 5   PROCEDURE

         The Commission is respectfully requested to issue and publish not later than December 1, 1999 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than two weeks from the notice date by which comments may be entered and a date not later than 1/31/2000 as a date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. Expeditious action is justified because the Merger is expected to be accretive to DTE's earnings per share in its first full year of implementation. In addition, the sooner the Merger is approved, the sooner DTE and MCN will be able to take advantage of new economies of scale with regard to financing. In short, because delay will be quite costly, DTE respectfully asks that the Commission review and approve the Merger as rapidly as is reasonably possible.

----------------
(52) The MCN facilities that would trigger FERC jurisdiction over the merger are not considered to be a part of the core assets that DTE desires to retain. As a result, they will be divested or canceled (in the case of certain contracts or rate schedules) prior to closing. DTE understands that FERC precedent allows such divestitures and cancellations without requiring a filing, except as may be required in connection with the divestiture or cancellation itself, even when those actions have been challenged as a means of avoiding FERC review, and does not expect that FERC will alter this policy in response to the Merger. Ensource, 78 FERC P. 61,064 at 61,231 (1997).

         It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Merger. The Division of Investment Management, Office of Public Utility Regulation, may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6       EXHIBITS AND FINANCIAL STATEMENTS

A-1:     DTE's Articles of Incorporation

A-2:     DTE's Bylaws

A-3:     MCN's Articles of Incorporation

A-4:     MCN's Bylaws

A-5:     DTE's Rights Agreement

A-6:     MCN's Rights Agreement

B-1:     Merger Agreement  (included as an attachment to Exhibit C-1)

C-1:     Registration Statement

D-1:     Letter from the MPSC endorsing the Merger
         (to be filed by the MPSC)

E-1: Map depicting the utility service territories of Detroit Edison and MichCon

F-1:     Present-Tense Opinion of Counsel

F-2:     Past-Tense Opinion of Counsel (to be filed by amendment)

G-1:     Annual Report of DTE on Form 10-K for the year ended December 31, 1998

G-2      Quarterly Report of DTE on Form 10-Q for the Quarter ended September
         30, 1999

G-3:     MCN's Current Report on Form 8-K, dated October 15, 1999

G-4:     Quarterly Report of MCN on Form 10-Q for the quarter ended September
         30, 1999

G-5a:    DTE's Income Statement

G-5b:    DTE's Balance Sheet

G-5c:    Statement of Retained Earnings

G-6a:    DTE's Financial Data Schedule

G-6b:    DTE's Financial Data Schedule (Pro Forma)

G-7:     Detroit Edison's Financial Data Schedule

G-8:     MCN's Financial Data Schedule

G-9:     MichCon's Financial Data Schedule

G-10:    MCNEE's Financial Data Schedule

H-1:     Fairness Opinion of Warburg Dillon Read LLC (included in Exhibit C-1)

H-2: Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith, Inc. (included in Exhibit C-1)

I-1:     Proposed Form of Notice

ITEM 7.      INFORMATION AS TO ENVIRONMENTAL EFFECTS

         DTE believes that the Merger will not involve major federal action significantly affecting the quality of the human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Section 4321 et seq. ("NEPA"). First, no major federal action within the meaning of NEPA is involved. Second, consummation of the Merger will not result in changes in the operations of the subsidiaries of DTE or MCN that would have any significant impact on the environment. To DTE's knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    November 24, 1999                   /s/ Larry G. Garbarding
                                             ----------------------------------
                                             Larry G. Garbarding
                                             Executive Vice President and Chief
                                                      Financial Officer

                                 Exhibit Index

Exhibit
Number            Description
-------           -----------
A-1:     DTE's Articles of Incorporation

A-2:     DTE's Bylaws

A-3:     MCN's Articles of Incorporation

A-4:     MCN's Bylaws

A-5:     DTE's Rights Agreement

A-6:     MCN's Rights Agreement

B-1:     Merger Agreement  (included as an attachment to Exhibit C-1)

C-1:     Registration Statement

D-1:     Letter from the MPSC endorsing the Merger
         (to be filed by the MPSC)

E-1: Map depicting the utility service territories of Detroit Edison and MichCon

F-1:     Present-Tense Opinion of Counsel

F-2:     Past-Tense Opinion of Counsel (to be filed by amendment)

G-1:     Annual Report of DTE on Form 10-K for the year ended December 31, 1998

G-2      Quarterly Report of DTE on Form 10-Q for the Quarter ended September
         30, 1999

G-3:     MCN's Current Report on Form 8-K, dated October 15, 1999

G-4:     Quarterly Report of MCN on Form 10-Q for the quarter ended September
         30, 1999

G-5a:    DTE's Income Statement

G-5b:    DTE's Balance Sheet

G-5c:    Statement of Retained Earnings

G-6a:    DTE's Financial Data Schedule

G-6b:    DTE's Financial Data Schedule (Pro Forma)

G-7:     Detroit Edison's Financial Data Schedule

G-8:     MCN's Financial Data Schedule

G-9:     MichCon's Financial Data Schedule

G-10:    MCNEE's Financial Data Schedule

H-1:     Fairness Opinion of Warburg Dillon Read LLC (included in Exhibit C-1)

H-2:     Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith, Inc.
         (included in Exhibit C-1)

I-1:     Proposed Form of Notice